Exhibit 99.3
Management’s Responsibility for
Financial Statements

The accompanying consolidated financial statements have been prepared by and are the responsibility of the Board of Directors and Management of the Company.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and reflect Management’s best estimates and judgments based on currently available information. The Company has developed and maintains a system of internal controls in order to ensure, on a reasonable and cost effective basis, the reliability of its financial information.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, Chartered Professional Accountants. Their report outlines the scope of their examination and opinion on the consolidated financial statements.

 /s/ Graham Shuttleworth

Graham Shuttleworth
Senior Executive Vice President
and Chief Financial Officer
February 13, 2024

Management’s Report on Internal Control over Financial Reporting
Barrick’s management is responsible for establishing and maintaining adequate internal control over financial reporting.

Barrick’s management assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2023. Barrick’s Management used the Internal Control – Integrated Framework (2013) as issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to evaluate the effectiveness of Barrick’s internal control over financial reporting. Based on management’s assessment, Barrick’s internal control over financial reporting is effective as at December 31, 2023.

The effectiveness of the Company’s internal control over financial reporting as at December 31, 2023 has been audited by PricewaterhouseCoopers LLP, Chartered Professional Accountants, as stated in their report which is located on pages 113 - 116 of Barrick’s 2023 Annual Financial Statements.

BARRICK YEAR-END 2023	112

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Barrick Gold Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of Barrick Gold Corporation and its subsidiaries (together, the Company) as of December 31, 2023 and 2022, and the related consolidated statements of income, comprehensive income, changes in equity and cash flow for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and its financial performance and its cash flows for the years then ended in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Basis for Opinions
The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also
PricewaterhouseCoopers LLP
PwC Tower, 18 York Street, Suite 2500, Toronto, Ontario, Canada M5J oB2
T: +1 416 863 1133, F: +1 416 365 8215, ca_toronto_18_york_fax@pwc.com

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the Audit & Risk Committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment assessments for goodwill and other non-current assets
As described in Notes 2, 3, 10, 20 and 21 to the consolidated financial statements, the Company’s goodwill and other non-current assets are tested for impairment if there is an indicator of impairment, and in the case of goodwill annually, during the fourth quarter. Impairment assessments are conducted at the level of the cash generating unit (CGU), which is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and includes liabilities specific to the CGU. For operating mines and projects, the individual mine/project represents a CGU for impairment assessments. The Company’s goodwill and other non-current assets balances as of December 31, 2023 were $3.6 billion and $33.8 billion, respectively. Management estimated the recoverable amounts of the CGUs as the Fair Value Less Costs of Disposal (FVLCD) using discounted estimates of future cash flows derived from the life of mine (LOM) plans, estimated fair values of mineral resources outside LOM plans and the application of a specific Net Asset Value (NAV) multiple for each CGU, where applicable. Management’s estimates of the FVLCD of the CGUs included assumptions with respect to future metal prices, operating and capital costs, weighted average costs of capital, NAV multiples, future production levels, including mineral reserves and mineral resources, and the fair value of mineral resources outside LOM plans, where applicable. Management’s estimates of future production levels, including mineral reserves and mineral resources, and the fair value of mineral resources outside LOM plans, are based on information compiled by qualified persons (management’s specialists).

The principal considerations for our determination that performing procedures relating to the impairment assessments for goodwill and other non-current assets is a critical audit matter are (i) the significant judgment by management, including the use of management’s specialists, in estimating the FVLCD of the CGUs; (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating management’s assumptions, where assessed as significant, with respect to future metal prices, operating and capital costs, weighted average costs of capital, NAV multiples, future production levels, including mineral reserves and mineral resources, and the fair value of mineral resources outside LOM plans, where applicable; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s impairment assessments for goodwill and other non-current assets, including controls over the significant assumptions used in management’s estimates of the FVLCD of the CGUs. These procedures also included, among others, testing management’s process for estimating the FVLCD of the CGUs with goodwill and for each CGU where there is an indicator of impairment; evaluating the appropriateness of the methods and discounted cash flow models used; testing the completeness and accuracy of underlying data used in the models and evaluating the reasonableness of the significant assumptions used by management in the estimates of FVLCD. Evaluating the reasonableness of the significant assumptions used by management in the estimates of FVLCD with respect to future metal prices, operating and capital costs and NAV multiples involved (i) comparing future metal prices to external industry data; (ii) comparing operating and capital costs to recent actual operating and capital costs incurred and assessing whether these assumptions were consistent with evidence obtained in other areas of the audit, where appropriate; and (iii) comparing NAV multiples to evidence of value from comparable market information. The work of management’s specialists was used in performing the procedures to evaluate the reasonableness of future production levels, including mineral reserves and mineral resources, and the fair value of mineral resources outside LOM plans for certain CGUs. As a basis for using this work, management’s specialists’ qualifications were understood and the Company’s relationship with management’s specialists was assessed. The procedures performed also included evaluation of the methods and assumptions used by management’s specialists, tests of data used by management’s specialists and an evaluation of management’s specialists’ findings. Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of the methods and discounted cash flow models and the reasonableness of the weighted average costs of capital and NAV multiple assumptions.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
February 13, 2024

We have served as the Company’s auditor since at least 1982. We have not been able to determine the specific year we began serving as auditor of the Company.

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

Consolidated Statements of Income

Barrick Gold Corporation
For the years ended December 31 (in millions of United States dollars, except per share data)	2023	2022
Revenue (notes 5 and 6)	$11,397	$11,013
Costs and expenses (income)
Cost of sales (notes 5 and 7)	7,932	7,497
General and administrative expenses (note 11)	126	159
Exploration, evaluation and project expenses (notes 5 and 8)	361	350
Impairment charges (notes 10 and 21)	312	1,671
Loss on currency translation	93	16
Closed mine rehabilitation (note 27b)	16	(136)
Income from equity investees (note 16)	(232)	(258)
Other (income) expense (note 9)	(195)	(268)
Income before finance items and income taxes	2,984	1,982
Finance costs, net (note 14)	(170)	(301)
Income before income taxes	2,814	1,681
Income tax expense (note 12)	(861)	(664)
Net income	$1,953	$1,017
Attributable to:
Equity holders of Barrick Gold Corporation	$1,272	$432
Non-controlling interests (note 32)	$681	$585
Earnings (loss) per share data attributable to the equity holders of Barrick Gold Corporation (note 13)
Net income
Basic	$0.72	$0.24
Diluted	$0.72	$0.24
The accompanying notes are an integral part of these consolidated financial statements.

BARRICK YEAR-END 2023	117	FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Consolidated Statements
of Comprehensive Income

Barrick Gold Corporation
For the years ended December 31 (in millions of United States dollars)	2023	2022
Net income	$1,953	$1,017
Other comprehensive income (loss), net of taxes
Items that may be reclassified subsequently to profit or loss:
Realized losses on derivatives designated as cash flow hedges, net of tax $nil and $nil	—	1
Currency translation adjustments, net of tax $nil and $nil	(3)	1
Items that will not be reclassified to profit or loss:
Actuarial gain on post-employment benefit obligations, net of tax $nil and $nil	—	8
Net change in value of equity investments, net of tax $(2) and $(7)	1	39
Total other comprehensive (loss) income	(2)	49
Total comprehensive income	$1,951	$1,066
Attributable to:
Equity holders of Barrick Gold Corporation	$1,270	$481
Non-controlling interests	$681	$585
The accompanying notes are an integral part of these consolidated financial statements.

BARRICK YEAR-END 2023	118	FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Consolidated Statements of Cash Flow

Barrick Gold Corporation
For the years ended December 31 (in millions of United States dollars)	2023	2022
OPERATING ACTIVITIES
Net income	$1,953	$1,017
Adjustments for the following items:
Depreciation	2,043	1,997
Finance costs (note 14)	170	301
Net impairment charges (notes 10 and 21)	312	1,671
Income tax expense (note 12)	861	664
Income from investment in equity investees (note 16)	(232)	(258)
Loss on currency translation	93	16
Gain on sale of non-current assets (note 9)	(364)	(405)
Change in working capital (note 15)	(452)	(322)
Other operating activities (note 15)	(65)	(217)
Operating cash flows before interest and income taxes	4,319	4,464
Interest paid	(300)	(305)
Interest received	237	89
Income taxes paid[1]	(524)	(767)
Net cash provided by operating activities	3,732	3,481
INVESTING ACTIVITIES
Property, plant and equipment
Capital expenditures (note 5)	(3,086)	(3,049)
Sales proceeds	13	88
Investment (purchases) sales	(23)	381
Dividends received from equity method investments (note 16)	273	869
Shareholder loan repayments from equity method investments (note 16)	7	—
Net cash used in investing activities	(2,816)	(1,711)
FINANCING ACTIVITIES
Lease repayments	(13)	(20)
Debt repayments	(43)	(375)
Dividends (note 31)	(700)	(1,143)
Share buyback program (note 31)	—	(424)
Funding from non-controlling interests (note 32)	40	—
Disbursements to non-controlling interests (note 32)	(554)	(833)
Other financing activities (note 15)	65	191
Net cash used in financing activities	(1,205)	(2,604)
Effect of exchange rate changes on cash and equivalents	(3)	(6)
Net increase (decrease) in cash and equivalents	(292)	(840)
Cash and equivalents at beginning of year (note 25a)	4,440	5,280
Cash and equivalents at the end of year	$4,148	$4,440
1 Income taxes paid excludes $137 million (2022: $126 million) of income taxes payable that were settled against offsetting value added tax (“VAT”) receivables.

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK YEAR-END 2023	119	FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Consolidated Balance Sheets

Barrick Gold Corporation	As at December 31, 2023	As at December 31, 2022
(in millions of United States dollars)
ASSETS
Current assets
Cash and equivalents (note 25a)	$4,148	$4,440
Accounts receivable (note 18)	693	554
Inventories (note 17)	1,782	1,781
Other current assets (note 18)	815	1,690
Total current assets	7,438	8,465
Non-current assets
Non-current portion of inventory (note 17)	2,738	2,819
Equity in investees (note 16)	4,133	3,983
Property, plant and equipment (note 19)	26,416	25,821
Intangible assets (note 20a)	149	149
Goodwill (note 20b)	3,581	3,581
Deferred income tax assets (note 30)	—	19
Other assets (note 22)	1,356	1,128
Total assets	$45,811	$45,965
LIABILITIES AND EQUITY
Current liabilities
Accounts payable (note 23)	$1,503	$1,556
Debt (note 25b)	11	13
Current income tax liabilities	303	163
Other current liabilities (note 24)	539	1,388
Total current liabilities	2,356	3,120
Non-current liabilities
Debt (note 25b)	4,715	4,769
Provisions (note 27)	2,058	2,211
Deferred income tax liabilities (note 30)	3,439	3,247
Other liabilities (note 29)	1,241	1,329
Total liabilities	13,809	14,676
Equity
Capital stock (note 31)	28,117	28,114
Deficit	(6,713)	(7,282)
Accumulated other comprehensive income	24	26
Other	1,913	1,913
Total equity attributable to Barrick Gold Corporation shareholders	23,341	22,771
Non-controlling interests (note 32)	8,661	8,518
Total equity	32,002	31,289
Contingencies and commitments (notes 2, 17, 19 and 36)
Total liabilities and equity	$45,811	$45,965
The accompanying notes are an integral part of these consolidated financial statements.

Signed on behalf of the Board,

/s/ Mark Bristow	/s/ J. Brett Harvey

Mark Bristow, Director	J. Brett Harvey, Director

BARRICK YEAR-END 2023	120	FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Consolidated Statements of Changes in Equity

Barrick Gold Corporation		Attributable to equity holders of the Company
(in millions of United States dollars)	Common Shares (in thousands)	Capital stock	Deficit	Accumulated other comprehensive (loss) income[1]	Other[2]	Total equity attributable to shareholders	Non-controlling interests	Total equity
At January 1, 2023	1,755,350	$28,114	($7,282)	$26	$1,913	$22,771	$8,518	$31,289
Net income	—	—	1,272	—	—	1,272	681	1,953
Total other comprehensive loss	—	—	—	(2)	—	(2)	—	(2)
Total comprehensive income (loss)	—	$—	$1,272	($2)	$—	$1,270	$681	$1,951
Transactions with owners
Dividends (note 31)	—	—	(700)	—	—	(700)	—	(700)
Funding from non-controlling interests (note 32)	—	—	—	—	—	—	40	40
Disbursements to non-controlling interests (note 32)	—	—	—	—	—	—	(578)	(578)
Dividend reinvestment plan (note 31)	220	3	(3)	—	—	—	—	—
Total transactions with owners	220	$3	($703)	$—	$—	($700)	($538)	($1,238)
At December 31, 2023	1,755,570	$28,117	($6,713)	$24	$1,913	$23,341	$8,661	$32,002

At January 1, 2022	1,779,331	$28,497	($6,566)	($23)	$1,949	$23,857	$8,450	$32,307
Net income	—	—	432	—	—	432	585	1,017
Total other comprehensive income	—	—	—	49	—	49	—	49
Total comprehensive income	—	$—	$432	$49	$—	$481	$585	$1,066
Transactions with owners
Dividends (note 31)	—	—	(1,143)	—	—	(1,143)	—	(1,143)
Reko Diq reconstitution (note 4)	—	—	—	—	—	—	329	329
Disbursements to non-controlling interests (note 32)	—	—	—	—	—	—	(846)	(846)
Dividend reinvestment plan (note 31)	269	5	(5)	—	—	—	—	—
Share buyback program	(24,250)	(388)	—	—	(36)	(424)	—	(424)
Total transactions with owners	(23,981)	($383)	($1,148)	$—	($36)	($1,567)	($517)	($2,084)
At December 31, 2022	1,755,350	$28,114	($7,282)	$26	$1,913	$22,771	$8,518	$31,289
1 Includes cumulative translation adjustments as at December 31, 2023: $95 million loss (December 31, 2022: $93 million loss).
2 Includes additional paid-in capital as at December 31, 2023: $1,875 million (December 31, 2022: $1,875 million).

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK YEAR-END 2023	121	FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Notes to Consolidated Financial Statements

Barrick Gold Corporation. Tabular dollar amounts in millions of United States dollars, unless otherwise shown. References to A$, ARS, C$, CLP, DOP, EUR, GBP, PGK, PKR, SAR, TZS, XOF, ZAR, and ZMW are to Australian dollars, Argentine pesos, Canadian dollars, Chilean pesos, Dominican pesos, Euros, British pound sterling, Papua New Guinea kina, Pakistani rupee, Saudi riyal, Tanzanian shilling, West African CFA franc, South African rand, and Zambian kwacha, respectively.

1 ■ Corporate Information

Barrick Gold Corporation (“Barrick”, “we” or the “Company”) is a corporation governed by the Business Corporations Act (British Columbia). The Company’s corporate office is located at Brookfield Place, TD Canada Trust Tower, 161 Bay Street, Suite 3700, Toronto, Ontario, M5J 2S1. The Company’s registered office is 925 West Georgia Street, Suite 1600, Vancouver, British Columbia, V6C 3L2. Barrick shares trade on the New York Stock Exchange under the symbol GOLD and the Toronto Stock Exchange under the symbol ABX. We are principally engaged in the production and sale of gold and copper, as well as related activities such as exploration and mine development. We sell our gold and copper into the world market.
We have ownership interests in producing gold mines that are located in Argentina, Canada, Côte d’Ivoire, the Democratic Republic of Congo, the Dominican Republic, Mali, Papua New Guinea, Tanzania and the United States. We have ownership interests in producing copper mines in Chile, Saudi Arabia and Zambia. We also have various projects located throughout the Americas, Asia and Africa.

2 ■ Material Accounting Policy Information

a) Statement of Compliance
These consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS”). Accounting policies are consistently applied to all years presented, unless otherwise stated. These consolidated financial statements were approved for issuance by the Board of Directors on February 13, 2024.

b) Basis of Preparation
These consolidated financial statements include the accounts of Barrick, its subsidiaries, its share of joint operations (“JO”) and its equity share of joint ventures (“JV”). When applying the equity method of accounting, specifically for Porgera, whereby the economic interest differs from the shareholding, the equity accounting is based on the economic share contractually agreed amongst the shareholders rather than the equity participation. For non wholly-owned, controlled subsidiaries, profit or loss for the period that is attributable to non-controlling interests is typically calculated based on the ownership of the minority shareholders in the subsidiary.

BARRICK YEAR-END 2023	122	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Outlined below is information related to our joint arrangements and entities other than 100% owned Barrick subsidiaries at December 31, 2023:

	Place of business	Entity type	Interest[1]	Method[2]
Nevada Gold Mines[3]	United States	Subsidiary	61.5%	Consolidation
North Mara[3,4]	Tanzania	Subsidiary	84%	Consolidation
Bulyanhulu[3,4]	Tanzania	Subsidiary	84%	Consolidation
Loulo-Gounkoto[3]	Mali	Subsidiary	80%	Consolidation
Tongon[3]	Côte d’Ivoire	Subsidiary	89.7%	Consolidation
Pueblo Viejo[3]	Dominican Republic	Subsidiary	60%	Consolidation
Reko Diq Project[3,5]	Pakistan	Subsidiary	50%	Consolidation
Norte Abierto Project	Chile	JO	50%	Our share
Donlin Gold Project	United States	JO	50%	Our share
Veladero	Argentina	JO	50%	Our share
Kibali[6]	Democratic Republic of Congo	JV	45%	Equity Method
Jabal Sayid[6]	Saudi Arabia	JV	50%	Equity Method
Zaldívar[6]	Chile	JV	50%	Equity Method
Porgera Mine[7]	Papua New Guinea	JV	24.5%	Equity Method
1Unless otherwise noted, all of our JOs are funded by contributions made by the parties sharing joint control in proportion to their economic interest.
2For our JOs, we recognize our share of any assets, liabilities, revenues and expenses of the JO.
3We consolidate our interests in Carlin, Cortez, Turquoise Ridge, Phoenix, Long Canyon, North Mara, Bulyanhulu, Loulo-Gounkoto, Tongon, Pueblo Viejo and the Reko Diq project and record a non-controlling interest for the interest that we do not own.
4The Government of Tanzania receives half of the economic benefits from the Tanzanian operations (Bulyanhulu and North Mara) from taxes, royalties, clearing fees and participation in all cash distributions made by the mines, after the recoupment of capital investments. Earnings are recorded proportionally based on our equity interests each period in accordance with the terms of the agreement with the Government of Tanzania.
5On December 15, 2022, we completed the reconstitution of the Reko Diq project, bringing Barrick’s interest in the joint operation from 37.5% (equity method) to 50% (consolidated subsidiary). Refer to note 4 for further details.
6Barrick has commitments of $665 million relating to its interest in the joint ventures, including purchase obligations disclosed in note 17 and capital commitments disclosed in note 19.
7On December 22, 2023, we completed the Porgera Project Commencement Agreement, pursuant to which the Papua New Guinea (“PNG”) government and Barrick Niugini Limited (“BNL”), the 95% owner and operator of the Porgera joint venture, agreed on a partnership for the future ownership and operation of the mine. Ownership of Porgera is now held in a new joint venture owned 51% by PNG stakeholders and 49% by a Barrick affiliate, Porgera (Jersey) Limited (“PJL”). PJL is jointly owned on a 50/50 basis by Barrick and Zijin Mining Group and therefore Barrick now holds a 24.5% ownership interest in the Porgera joint venture. Barrick holds a 23.5% interest in the economic benefits of the mine under the economic benefit sharing arrangement agreed with the PNG government whereby Barrick and Zijin Mining Group together share 47% of the overall economic benefits derived from the mine accumulated over time, and the PNG stakeholders share the remaining 53%. Refer to notes 4 and 35 for further details.

c) Business Combinations
On the acquisition of a business, the acquisition method of accounting is used.

d) Foreign Currency Translation
The functional currency of all of our operations is the US dollar. We translate non-US dollar balances for these operations into US dollars as follows:
▪Property, plant and equipment (“PP&E”), intangible assets and equity method investments using the rates at the time of acquisition;
▪Fair value through other comprehensive income (“FVOCI”) equity investments using the closing exchange rate as at the balance sheet date with translation gains and losses permanently recorded in Other Comprehensive Income (“OCI”);
▪Deferred tax assets and liabilities using the closing exchange rate as at the balance sheet date with translation gains and losses recorded in income tax expense;
▪Other assets and liabilities using the closing exchange rate as at the balance sheet date with translation gains and losses recorded in other income/expense; and
▪Income and expenses using the average exchange rate for the period, except for expenses that relate to non-monetary assets and liabilities measured at historical rates, which are translated using the same historical rate as the associated non-monetary assets and liabilities.

e) Revenue Recognition
We sell our production in the world market through the following distribution channels: gold bullion is sold in the gold spot market, to independent refineries or to our non-controlling interest holders; and gold and copper concentrate is sold to independent smelting or trading companies.

Gold Bullion Sales
Gold bullion is sold primarily in the London spot market. The sale price is fixed on the date of sale based on the gold spot price. Generally, we record revenue from gold bullion sales at the time of physical delivery, which is also the date that title to the gold passes.

BARRICK YEAR-END 2023	123	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Concentrate Sales
Under the terms of concentrate sales contracts with independent smelting companies, gold and copper sales prices are provisionally set on a specified future date after shipment based on market prices. We record revenues under these contracts at the time of shipment, which is also when the risks and rewards of ownership pass to the smelting companies, using forward market gold and copper prices on the expected date that final sales prices will be determined. Variations between the price recorded at the shipment date and the actual final price set under the smelting contracts are caused by changes in market gold and copper prices, which result in the existence of an embedded derivative in accounts receivable. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as provisional price adjustments and included in revenue in the consolidated statement of income and presented separately in note 6 of these consolidated financial statements.

Streaming Arrangements
As the deferred revenue on streaming arrangements is considered variable consideration, an adjustment is made to the transaction price per unit each time there is a change in the underlying production profile of a mine (typically in the fourth quarter of each year). The change in the transaction price per unit results in a cumulative catch-up adjustment to revenue in the period in which the change is made, reflecting the new production profile expected to be delivered under the streaming agreement. A corresponding cumulative catch-up adjustment is made to accretion expense, reflecting the impact of the change in the deferred revenue balance.

f) Exploration and Evaluation
Exploration expenditures are the costs incurred in the initial search for mineral deposits with economic potential or in the process of obtaining more information about existing mineral deposits. Exploration expenditures typically include costs associated with prospecting, sampling, mapping, diamond drilling and other work involved in searching for ore.
Evaluation expenditures are the costs incurred to establish the technical and commercial viability of developing mineral deposits identified through exploration activities or by acquisition. Evaluation expenditures include the cost of: (i) establishing the volume and grade of deposits through drilling of core samples, trenching and sampling activities in an ore body that is classified as either a mineral resource or a proven and probable reserve; (ii) determining the optimal methods of extraction and metallurgical and treatment processes; (iii) studies related to surveying, transportation and infrastructure requirements; (iv) permitting activities; and (v) economic evaluations to determine whether development of the mineralized material is commercially justified, including scoping, pre-feasibility and final feasibility studies.
Exploration and evaluation expenditures are expensed as incurred unless management determines that probable future economic benefits will be generated as a result of the expenditures. Once the technical feasibility and commercial viability of a program or project has been demonstrated with a pre-feasibility study, and we have recognized reserves in accordance with the Canadian
Securities Administrators’ National Instrument 43-101 - Standards of Disclosure for Mineral Projects, we account for future expenditures incurred in the development of that program or project in accordance with our policy for Property, Plant and Equipment, as described in note 2l.

g) Production Stage
A mine that is under construction is determined to enter the production stage when the project is in the location and condition necessary for it to be capable of operating in the manner intended by management. We use the following factors to assess whether these criteria have been met: (1) the level of capital expenditures compared to construction cost estimates; (2) the completion of a reasonable period of commissioning and testing of mine plant and equipment; (3) the ability to produce minerals in saleable form (within specifications); and (4) the ability to sustain ongoing production of minerals.
When a mine construction project moves into the production stage, the capitalization of certain mine construction costs ceases and costs are either capitalized to inventory or expensed, except for capitalizable costs related to property, plant and equipment additions or improvements, open pit stripping activities that provide a future benefit, underground mine development or expenditures that meet the criteria for capitalization in accordance with IAS 16 Property, Plant and Equipment.

h) Taxation
Current tax for each taxable entity is based on the local taxable income at the local statutory tax rate enacted or substantively enacted at the balance sheet date and includes adjustments to tax payable or recoverable in respect of previous periods.
Deferred tax is recognized using the balance sheet method in respect of all temporary differences between the tax bases of assets and liabilities, and their carrying amounts for financial reporting purposes, except as indicated below.
Deferred income tax liabilities are recognized for all taxable temporary differences, except:
•Where the deferred income tax liability arises from the initial recognition of goodwill, or the initial recognition of an asset or liability in an acquisition that is not a business combination and, at the time of the acquisition, affects neither the accounting profit nor taxable profit or loss; and
•In respect of taxable temporary differences associated with investments in subsidiaries and interests in joint arrangements, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences and the carryforward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carryforward of unused tax assets and unused tax losses can be utilized, except:
•Where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in an acquisition that is not a business combination and, at the time of the

BARRICK YEAR-END 2023	124	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
acquisition, affects neither the accounting profit nor taxable profit or loss; and
•In respect of deductible temporary differences associated with investments in subsidiaries and interests in joint arrangements, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.
The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. To the extent that an asset not previously recognized fulfills the criteria for recognition, a deferred income tax asset is recorded.
Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which the asset is realized or the liability is settled, based on tax rates and tax laws enacted or substantively enacted at the balance sheet date.
Current and deferred tax relating to items recognized directly in equity are recognized in equity and not in the income statement.
The Company is subject to assessments by various taxation authorities, who may interpret tax legislation differently than the Company. Tax liabilities for uncertain tax positions are adjusted by the Company to reflect its best estimate of the probable outcome of assessments and in light of changing facts and circumstances, such as the completion of a tax audit, expiration of a statute of limitations, the refinement of an estimate, and interest accruals associated with the uncertain tax positions until they are resolved. Some of these adjustments require significant judgment in estimating the timing and amount of any additional tax expense.

Royalties and Special Mining Taxes
Income tax expense includes the cost of royalties and special mining taxes payable to governments that are calculated based on a percentage of taxable profit whereby taxable profit represents net income adjusted for certain items defined in the applicable legislation.

Indirect Taxes
Indirect tax recoverable is recorded at its undiscounted amount, and is disclosed as non-current if not expected to be recovered within twelve months.

i) Other Investments
Investments in publicly quoted equity securities that are neither subsidiaries nor associates are categorized as FVOCI pursuant to the irrevocable election available in IFRS 9 for these instruments. FVOCI equity investments are recorded at fair value with all realized and unrealized gains and losses recorded permanently in OCI. Warrant investments are classified as fair value through profit or loss (“FVPL”).

j) Inventory
Material extracted from our mines is classified as either ore or waste. Ore represents material that, at the time of extraction, we expect to process into a saleable form and sell at a profit. Raw materials are comprised of both ore in stockpiles and ore on leach pads as processing is required to extract benefit from the ore. Ore is accumulated in stockpiles that are subsequently processed into gold/copper in a saleable form. The recovery of gold and copper from certain oxide ores is achieved through the heap leaching process. Work in process represents gold/copper in the processing circuit that has not completed the production process, and is not yet in a saleable form. Finished goods inventory represents gold/copper in saleable form.
Metal inventories are valued at the lower of cost and net realizable value. Cost is determined on a weighted average basis and includes all costs incurred, based on a normal production capacity, in bringing each product to its present location and condition. Cost of inventories comprises: direct labor, materials and contractor expenses, including non-capitalized stripping costs; depreciation on PP&E including capitalized stripping costs; and an allocation of general and administrative costs. As ore is removed for processing, costs are removed based on the average cost per ounce/pound in the stockpile. Net realizable value is determined with reference to relevant market prices less applicable variable selling and downstream processing costs. Inventory provisions are reversed to reflect subsequent improvements in net realizable value where the inventory is still on hand.
Mine operating supplies represent commodity consumables and other raw materials used in the production process, as well as spare parts and other maintenance supplies that are not classified as capital items. Provisions are recorded to reduce mine operating supplies to net realizable value, which is generally calculated by reference to its salvage or scrap value, when it is determined that the supplies are obsolete.

k) Royalties
Certain of our properties are subject to royalty arrangements based on mineral production at the properties. The primary type of royalty is a net smelter return (“NSR”) royalty. Under this type of royalty we pay the holder an amount calculated as the royalty percentage multiplied by the value of gold production at market gold prices less third-party smelting, refining and transportation costs. Royalty expense is recorded on completion of the production or sales process in cost of sales. Other types of royalties include:
•Net profits interest royalty to a party other than a government,
•Modified NSR royalty,
•Net smelter return sliding scale royalty,
•Gross proceeds sliding scale royalty,
•Gross smelter return royalty,
•Net value royalty,
•Land tenement royalty, and a
•Gold revenue royalty.

BARRICK YEAR-END 2023	125	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
l) Property, Plant and Equipment

Estimated useful lives of Major Asset Categories

Buildings, plant and equipment	1 - 38 years
Underground mobile equipment	3 - 7 years
Light vehicles and other mobile equipment	1 - 7 years
Furniture, computer and office equipment	1 - 7 years

Buildings, Plant and Equipment
At acquisition, we record buildings, plant and equipment at cost, including all expenditures incurred to prepare an asset for its intended use. These expenditures consist of: the purchase price; brokers’ commissions; and installation costs including architectural, design and engineering fees, legal fees, survey costs, site preparation costs, freight charges, transportation insurance costs, duties, testing and preparation charges.
Buildings, plant and equipment are depreciated on a straight-line basis over their expected useful life, which commences when the assets are considered available for use. Once buildings, plant and equipment are considered available for use, they are measured at cost less accumulated depreciation and applicable impairment losses.
Depreciation on equipment utilized in the development of assets, including open pit and underground mine development, is recapitalized as development costs attributable to the related asset.

Mineral Properties
Mineral properties consist of: the fair value attributable to mineral reserves and resources acquired in a business combination or asset acquisition; underground mine development costs; open pit mine development costs; capitalized exploration and evaluation costs; and capitalized interest. In addition, we incur project costs which are generally capitalized when the expenditures result in a future benefit.

i) Acquired Mining Properties
On acquisition of a mining property, we prepare an estimate of the fair value attributable to the proven and probable mineral reserves, mineral resources and exploration potential attributable to the property. The estimated fair value attributable to the mineral reserves and the portion of mineral resources considered to be probable of economic extraction at the time of the acquisition is depreciated on a units of production (“UOP”) basis whereby the denominator is the proven and probable reserves and the portion of mineral resources considered to be probable of economic extraction based on the current life of mine (“LOM”) plan that benefit from the development and are considered probable of economic extraction. The estimated fair value attributable to mineral resources that are not considered to be probable of economic extraction at the time of the acquisition is not subject to depreciation until the resources become probable of economic extraction in the future. The estimated fair value attributable to exploration licenses is recorded as an intangible asset and is not subject to depreciation until the property enters production.

ii) Underground Mine Development Costs
At our underground mines, we incur development costs to build new shafts, drifts and ramps that will enable us to physically access ore underground. The time over which we will continue to incur these costs depends on the mine life. These underground development costs are capitalized as incurred.
Capitalized underground development costs are depreciated on a UOP basis, whereby the denominator is the estimated ounces/pounds of gold/copper in proven and probable reserves and the portion of resources considered probable of economic extraction based on the current LOM plan that benefit from the development and are considered probable of economic extraction.

iii) Open Pit Mine Development Costs
In open pit mining operations, it is necessary to remove overburden and other waste materials to access ore from which minerals can be extracted economically. The process of mining overburden and waste materials is referred to as stripping. Stripping costs incurred in order to provide initial access to the ore body (referred to as pre-production stripping) are capitalized as open pit mine development costs.
Pre-production stripping costs are capitalized until an “other than de minimis” level of mineral is extracted, after which time such costs are either capitalized to inventory or, if it qualifies as an open pit stripping activity that provides a future benefit, to PP&E. We consider various relevant criteria to assess when an “other than de minimis” level of mineral is produced. Some of the criteria considered would include, but are not limited to, the following: (1) the amount of minerals mined versus total ounces in ore expected over the LOM; (2) the amount of ore tonnes mined versus total LOM expected ore tonnes mined; (3) the current stripping ratio versus the strip ratio expected over the LOM; and (4) the ore grade mined versus the grade expected over the LOM.
Stripping costs incurred during the production stage of an open pit are accounted for as costs of the inventory produced during the period that the stripping costs are incurred, unless these costs are expected to provide a future economic benefit to an identifiable component of the ore body. Components of the ore body are based on the distinct development phases identified by the mine planning engineers when determining the optimal development plan for the open pit. Production phase stripping costs generate a future economic benefit when the related stripping activity: (1) improves access to a component of the ore body to be mined in the future; (2) increases the fair value of the mine (or open pit) as access to future mineral reserves becomes less costly; and (3) increases the productive capacity or extends the productive life of the mine (or open pit). Production phase stripping costs that are expected to generate a future economic benefit are capitalized as open pit mine development costs.
Capitalized open pit mine development costs are depreciated on a UOP basis whereby the denominator is the estimated ounces/pounds of gold/copper in proven and probable reserves and the portion of resources considered probable of economic extraction based on the current LOM plan that benefit from the development and are considered probable of economic extraction.

BARRICK YEAR-END 2023	126	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Construction-in-Progress
Assets under construction are capitalized as construction-in-progress until the asset is available for use. The cost of construction-in-progress comprises its purchase price and any costs directly attributable to bringing it into working condition for its intended use. Construction-in-progress amounts related to development projects are included in the carrying amount of the development project. Construction-in-progress amounts incurred at operating mines are presented as a separate asset within PP&E. Construction-in-progress also includes deposits on long lead items. Construction-in-progress is not depreciated. Depreciation commences once the asset is complete, commissioned and available for use.

Capitalized Interest
We capitalize interest costs for qualifying assets. Qualifying assets are assets that require a significant amount of time to prepare for their intended use, including projects that are in the exploration and evaluation, development or construction stages. Qualifying assets also include significant expansion projects at our operating mines. Capitalized interest costs are considered an element of the cost of the qualifying asset which is determined based on gross expenditures incurred on an asset. Capitalization ceases when the asset is substantially complete or if active development is suspended or ceases. Where the funds used to finance a qualifying asset form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to the relevant borrowings during the period. Where funds borrowed are directly attributable to a qualifying asset, the amount capitalized represents the borrowing costs specific to those borrowings. Where surplus funds available out of money borrowed specifically to finance a project are temporarily invested, the total capitalized interest is reduced by income generated from short-term investments of such funds.

m) Impairment (and Reversals of Impairment) of Non-Current Assets
We review and test the carrying amounts of PP&E and intangible assets with finite lives when an indicator of impairment is considered to exist. Impairment assessments on PP&E and intangible assets are conducted at the level of the cash generating unit (“CGU”), which is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and includes liabilities specific to the CGU. For operating mines and projects, the individual mine/project represents a CGU for impairment testing.
The recoverable amount of a CGU is the higher of Value in Use (“VIU”) and Fair Value Less Costs of Disposal (“FVLCD”). We have determined that the FVLCD is greater than the VIU amounts and is therefore used as the recoverable amount for impairment testing purposes. An impairment loss is recognized for any excess of the carrying amount of a CGU over its recoverable amount where both the recoverable amount and carrying value include the associated other assets and liabilities, including taxes where applicable, of the CGU. Where it is not appropriate to allocate the loss to a separate asset, an impairment loss related to a CGU is allocated to the carrying amount of the assets of the CGU on a pro rata basis based on the carrying amount of its non-monetary assets.

Impairment Reversal
An assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses may no longer exist or may have decreased. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the CGU’s recoverable amount since the last impairment loss was recognized. This reversal is recognized in the consolidated statements of income and is limited to the carrying value that would have been determined, net of any depreciation where applicable, had no impairment charge been recognized in prior years. When an impairment reversal is undertaken, the recoverable amount is assessed by reference to the higher of VIU and FVLCD. We have determined that the FVLCD is greater than the VIU amounts and is therefore used as the recoverable amount for impairment testing purposes.

n) Intangible Assets
On acquisition of a mineral property in the exploration stage, we prepare an estimate of the fair value attributable to the exploration licenses acquired, including the fair value attributable to mineral resources, if any, of that property. The fair value of the exploration license is recorded as an intangible asset (acquired exploration potential) as at the date of acquisition. When an exploration stage property moves into development, the acquired exploration potential attributable to that property is transferred to mining interests within PP&E.
We also have water rights associated with our mineral properties. Upon acquisition, they are measured at initial cost and are depreciated when they are being used. They are also subject to impairment testing when an indicator of impairment is considered to exist.

o) Goodwill
Goodwill is tested for impairment in the fourth quarter and also when there is an indicator of impairment. At the date of acquisition, goodwill is assigned to the CGU or group of CGUs that is expected to benefit from the synergies of the business combination. For the purposes of impairment testing, goodwill is allocated to the Company’s operating segments, which are our individual minesites, and corresponds to the level at which goodwill is internally monitored by the Chief Operating Decision Maker (“CODM”). Goodwill impairment charges are not reversible.

p) Debt
Debt is recognized initially at fair value, net of financing costs incurred, and subsequently measured at amortized cost. Any difference between the amounts originally received and the redemption value of the debt is recognized in the consolidated statements of income over the period to maturity using the effective interest method.

q) Environmental Rehabilitation Provision
Mining, extraction and processing activities normally give rise to obligations for environmental rehabilitation. Rehabilitation work can include facility decommissioning and dismantling; removal or treatment of waste materials; site and land rehabilitation, including compliance with and monitoring of environmental regulations; security and other site-related costs required to perform the rehabilitation work; and operation of equipment designed to reduce or eliminate environmental effects. The extent of work required

BARRICK YEAR-END 2023	127	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
and the associated costs are dependent on the requirements of relevant authorities and our environmental policies. Routine operating costs that may impact the ultimate closure and rehabilitation activities, such as waste material handling conducted as an integral part of a mining or production process, are not included in the provision. Abnormal costs arising from unforeseen circumstances, such as the contamination caused by unplanned discharges, are recognized as an expense and liability when the event that gives rise to an obligation occurs and reliable estimates of the required rehabilitation costs can be made.
Provisions for the cost of each rehabilitation program are normally recognized at the time that an environmental disturbance occurs or a new legal or constructive obligation is determined. When the extent of disturbance increases over the life of an operation, the provision is increased accordingly. The major parts of the carrying amount of provisions relate to closure/rehabilitation of tailings facilities, heap leach pads and waste dumps; demolition of buildings/mine facilities; ongoing water treatment; and ongoing care and maintenance and security of closed mines. Costs included in the provision encompass all closure and rehabilitation activity expected to occur progressively over the life of the operation at the time of closure and post-closure in connection with disturbances as at the reporting date. Estimated costs included in the determination of the provision reflect the risks and probabilities of alternative estimates of cash flows required to settle the obligation at each particular operation. The expected rehabilitation costs are estimated based on the cost of external contractors performing the work or the cost of performing the work internally depending on management’s intention.
The timing of the actual rehabilitation expenditure is dependent upon a number of factors such as the life and nature of the asset, the operating license conditions and the environment in which the mine operates. Expenditures may occur before and after closure and can continue for an extended period of time depending on rehabilitation requirements. Rehabilitation provisions are measured at the expected value of future cash flows, which exclude the effect of inflation, discounted to their present value using a current US dollar real risk-free pre-tax discount rate. The unwinding of the discount, referred to as accretion expense, is included in finance costs and results in an increase in the amount of the provision. Provisions are updated each reporting period for changes to expected cash flows and for the effect of changes in the discount rate, and the change in estimate is added or deducted from the related asset and depreciated over the expected economic life of the operation to which it relates.
Significant judgments and estimates are involved in forming expectations of future activities, the amount and timing of the associated cash flows and the period over which we estimate those cash flows. Those expectations are formed based on existing environmental and regulatory requirements or, if more stringent, our environmental policies which give rise to a constructive obligation.
When provisions for closure and rehabilitation are initially recognized, the corresponding cost is capitalized as an asset, representing part of the cost of acquiring the future economic benefits of the operation. The capitalized cost of closure and rehabilitation activities is recognized in
PP&E and depreciated over the expected economic life of the operation to which it relates.
Adjustments to the estimated amount and timing of future closure and rehabilitation cash flows are a normal occurrence in light of the significant judgments and estimates involved. The principal factors that can cause expected cash flows to change are: the construction of new processing facilities; changes in the quantities of material in reserves and resources with a corresponding change in the life of mine plan; changing ore characteristics that impact required environmental protection measures and related costs; changes in water quality or volumes that impact the extent of water treatment required; changes in discount rates; changes in foreign exchange rates; changes in Barrick’s closure policies; and changes in laws and regulations governing the protection of the environment.
Rehabilitation provisions are adjusted as a result of changes in estimates and assumptions. Those adjustments are accounted for as a change in the corresponding cost of the related assets, including the related mineral property, except where a reduction in the provision is greater than the remaining net book value of the related assets, in which case the value is reduced to nil and the remaining adjustment is recognized in the consolidated statements of income. In the case of closed sites, changes in estimates and assumptions are recognized immediately in the consolidated statements of income. For an operating mine, the adjusted carrying amount of the related asset is depreciated prospectively. Adjustments also result in changes to future finance costs. Provisions are discounted to their present value using a current US dollar real risk-free pre-tax discount rate and the accretion expense is included in finance costs.

r) Stock-Based Compensation
We recognize the expense related to these plans over the vesting period, beginning once the grant has been approved and announced to the beneficiaries.
Barrick offers cash-settled (Restricted Share Units (“RSU”), Deferred Share Units (“DSU”) and Performance Granted Share Units (“PGSU”)) awards to certain employees, officers and directors of the Company.

Restricted Share Units
Under our Long-Term Incentive Plan, selected employees are granted RSUs where each RSU has a value equal to one Barrick common share. RSUs generally vest within three years in cash and the after-tax value of the award may be used to purchase common shares on the open market, depending on the terms of the grant. Additional RSUs are credited to reflect dividends paid on Barrick common shares over the vesting period.
A liability for RSUs is measured at fair value on the grant date and is subsequently adjusted for changes in fair value. The liability is recognized on a straight-line basis over the vesting period, with a corresponding charge to compensation expense, as a component of general and administrative expenses and cost of sales. Compensation expenses for RSUs incorporate an estimate for expected forfeiture rates based on which the fair value is adjusted.

Deferred Share Units
Under our DSU plan, Directors must receive at least 63.6% of their basic annual retainer in the form of DSUs or cash to purchase common shares that cannot be sold, transferred

BARRICK YEAR-END 2023	128	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
or otherwise disposed of until the Director leaves the Board. Each DSU has the same value as one Barrick common share. DSUs must be retained until the Director leaves the Board, at which time the cash value of the DSUs is paid out. Additional DSUs are credited to reflect dividends paid on Barrick common shares. The initial fair value of the liability is calculated as of the grant date and is recognized immediately. Subsequently, at each reporting date and on settlement, the liability is remeasured, with any change in fair value recorded as compensation expense in the period.

Performance Granted Share Units
Under our PGSU plan, selected employees are granted PGSUs, where each PGSU has a value equal to one Barrick common share. Annual PGSU awards are determined based on a multiple ranging from three to six times base salary (depending on position and level of responsibility) multiplied by a performance factor. For PGSU awards granted prior to October 31, 2023, the number of PGSUs granted to a plan participant is determined by dividing the dollar value of the award by the closing price of Barrick common shares on the day prior to the grant, or if the grant date occurs during a blackout period, by the greater of (i) the closing price of Barrick common shares on the day prior to the grant date and (ii) the closing price of Barrick common shares on the first day following the expiration of the blackout. For PGSU awards granted after October 31, 2023, the number of PGSUs granted to a plan participant is determined by dividing the dollar value of the award by the volume-weighted average share price of Barrick common shares for the five trading days preceding the grant date or, if the grant date occurs during a blackout period or during the five trading days immediately following a blackout period, by the volume-weighted average share price of Barrick common shares for the five trading days following the expiration of the blackout period.
PGSUs vest within three years in cash, and the after-tax value of the award is used to purchase common shares on the open market. Generally, these shares cannot be sold until the employee meets their share ownership requirement (in which case only those Barrick shares in excess of the requirement can be sold), or until they retire or leave the company.
The initial fair value of the liability is calculated as of the grant date and is recognized within compensation expense using the straight-line method over the vesting period. Subsequently, at each reporting date and on settlement, the liability is remeasured, with any changes in fair value recorded as compensation expense.

s) New Accounting Standards Issued But Not Yet Effective
Certain new accounting standards and interpretations have been published that are either applicable in the current year or not mandatory for the current period. We have assessed these standards, including Amendments to IAS 1 - Classification of Liabilities as Current or Non Current and Amendments to IAS 1 - Non-current Liabilities with Covenants, and they do not or are not expected to have a material impact on Barrick in the current or future reporting periods. No standards have been early adopted in the current period.
3 ■ Critical Judgments, Estimates, Assumptions and Risks

Many of the amounts included in the consolidated balance sheet require management to make judgments and/or estimates. These judgments and estimates are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances. Actual results may differ from the estimates. Information about such judgments and estimates is contained in the description of our accounting policies and/or other notes to the financial statements. The key areas where judgments, estimates and assumptions have been made are summarized below.

Life of Mine Plans and Reserves and Resources
Estimates of the quantities of proven and probable mineral reserves and mineral resources form the basis for our LOM plans, which are used for a number of important business and accounting purposes, including: the calculation of depreciation expense; the capitalization of production phase stripping costs; the current/non-current classification of inventory; the recognition of deferred revenue related to streaming arrangements and forecasting the timing of the payments related to the environmental rehabilitation provision. In addition, the underlying LOM plans are generally used in the impairment tests for goodwill and non-current assets. In certain cases, these LOM plans have made assumptions about our ability to obtain the necessary permits required to complete the planned activities. We estimate our mineral reserves and resources based on information compiled by qualified persons as defined in accordance with the Canadian Securities Administrators’ National Instrument 43-101 - Standards of Disclosure for Mineral Projects requirements. To calculate our gold and copper mineral reserves, as well as measured, indicated, and inferred mineral resources, we have used the following assumptions. Refer to notes 19 and 21.

	As at Dec 31, 2023	As at Dec 31, 2022
Gold ($/oz)
Mineral reserves	$1,300	$1,300
Measured, indicated and inferred	1,700	1,700
Copper ($/lb)
Mineral reserves	3.00	3.00
Measured, indicated and inferred	4.00	3.75

Inventory
The measurement of inventory including the determination of its net realizable value, especially as it relates to ore in stockpiles and recoverable from leach pads, involves the use of estimates. Net realizable value is determined with reference to relevant market prices less applicable variable selling expenses. Estimation is also required in determining the tonnage, recoverable gold and copper contained therein, and in determining the remaining costs of completion to bring inventory into its saleable form. Judgment also exists in determining whether to recognize a provision for obsolescence on mine operating supplies, and estimates are required to determine salvage or scrap value of mine operating supplies.
Estimates of recoverable gold or copper on the leach pads are calculated from the quantities of ore placed

BARRICK YEAR-END 2023	129	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
on the leach pads (measured tonnes added to the leach pads), the grade of ore placed on the leach pads (based on assay data) and a recovery percentage (based on ore type).

Impairment and Reversal of Impairment for Non-Current Assets and Impairment of Goodwill
Goodwill and non-current assets are tested for impairment if there is an indicator of impairment or reversal of impairment, and in the case of goodwill annually during the fourth quarter, for all of our operating segments. We consider both external and internal sources of information for indications that non-current assets and/or goodwill are impaired. External sources of information we consider include changes in the market, economic, legal and permitting environment in which the CGU operates that are not within its control and affect the recoverable amount of mining interests and goodwill. Internal sources of information we consider include the manner in which mining properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets. Calculating the FVLCD of CGUs for non-current asset and goodwill impairment tests requires management to make estimates and assumptions with respect to future production levels, operating, capital and closure costs in our LOM plans, future metal prices, foreign exchange rates, Net Asset Value (“NAV”) multiples, fair value of mineral resources outside LOM plans, the market values per ounce and per pound and weighted average costs of capital. Changes in any of the assumptions or estimates used in determining the fair values could impact the impairment analysis. Refer to notes 2m, 2o and 21 for further information.

Provisions for Environmental Rehabilitation
Management assesses its provision for environmental rehabilitation on an annual basis or when new information becomes available. This assessment includes the estimation of the future rehabilitation costs (including water treatment), the timing of these expenditures, and the impact of changes in discount rates and foreign exchange rates. The actual future expenditures may differ from the amounts currently provided if the estimates made are significantly different than actual results or if there are significant changes in environmental and/or regulatory requirements in the future. Refer to notes 2q and 27 for further information.

Taxes
Management is required to assess uncertainties and make judgments and estimations regarding the tax basis of assets and liabilities and related deferred income tax assets and liabilities, amounts recorded for uncertain tax positions, the measurement of income tax expense and indirect taxes such as royalties and export duties, and estimates of the timing of repatriation of earnings, which would impact the recognition of withholding taxes and taxes related to the outside basis on subsidiaries/associates. While these amounts represent management’s best estimate based on the laws and regulations that exist at the time of preparation, we operate in certain jurisdictions that have increased degrees of political and sovereign risk and while host governments have historically supported the development of natural resources by foreign companies, tax legislation in these jurisdictions is developing and there is a risk that fiscal reform changes with respect to existing investments could unexpectedly impact application of this tax legislation. Such changes could impact the Company’s judgments about the amounts recorded for uncertain tax positions, tax basis of assets and liabilities, and related deferred income tax assets and liabilities, and estimates of the timing of repatriation of earnings. This could necessitate future adjustments to tax income and expense already recorded. A number of these estimates require management to make estimates of future taxable profit, as well as the recoverability of indirect taxes, and if actual results are significantly different than our estimates, the ability to realize the deferred tax assets and indirect tax receivables recorded on our balance sheet could be impacted. Refer to notes 2h, 12, 30 and 35 for further information.

Contingencies
Contingencies can be either possible assets or possible liabilities arising from past events which, by their nature, will only be resolved when one or more future events not wholly within our control occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in such proceedings or regulatory or government actions that may negatively impact our business or operations, the Company with assistance from its legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims or actions as well as the perceived merits of the nature and amount of relief sought or expected to be sought, when determining the amount, if any, to recognize as a contingent liability or assessing the impact on the carrying value of assets. If the assessment of a contingency suggests that a loss is probable, and the amount can be reliably estimated, then a loss is recorded. When a contingent loss is not probable but is reasonably possible, or is probable but the amount of loss cannot be reliably estimated, then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case we disclose the nature of the guarantee. Contingent assets are not recognized in the consolidated financial statements. Refer to note 35 for more information.

Pascua-Lama Value Added Tax
The Pascua-Lama project received $472 million as at December 31, 2023 ($457 million as at December 31, 2022) in VAT refunds in Chile relating to the development of the Chilean side of the project. Under the current arrangement, this amount must be repaid if the project does not evidence exports for an amount of $3,538 million within a term that expires on December 31, 2026, unless extended.
In addition, we have recorded $9 million in VAT recoverable in Argentina as at December 31, 2023 ($31 million as at December 31, 2022) relating to the development of the Argentinean side of the project. These amounts may not be fully recoverable if the project does not enter into production and are subject to foreign currency risk as the amounts are recoverable in Argentine pesos.

Streaming Transactions
The upfront cash deposit received from Royal Gold on the gold and silver streaming transaction for production linked to Barrick’s 60% interest in the Pueblo Viejo mine has been

BARRICK YEAR-END 2023	130	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
accounted for as deferred revenue since we have determined that it is not a derivative as it will be satisfied through the delivery of non-financial items (i.e., gold and silver) rather than cash or financial assets. It is our intention to settle the obligations under the streaming arrangement through our own production and if we were to fail to settle the obligations with Royal Gold through our own production, this would lead to the streaming arrangement becoming a derivative. This would cause a change to the accounting treatment, resulting in the revaluation of the fair value of the agreement through profit and loss on a recurring basis. Refer to note 29 for further details.
The deferred revenue component of our streaming agreements is considered variable and is subject to retroactive adjustment when there is a change in the timing of the delivery of ounces or in the underlying production profile of the relevant mine. The impact of such a change in the timing or quantity of ounces to be delivered under a streaming agreement will result in retroactive adjustments to both the deferred revenue recognized and the accretion recorded prior to the date of the change. Refer to note 2e. For further details on streaming transactions, including our silver sale agreement with Wheaton Precious Metals Corp. (“Wheaton”), refer to note 29.

Consolidation of Reko Diq
The Reko Diq project is 50% held by Barrick and 50% by Pakistani stakeholders, comprising a 10% free-carried, non-contributing share held by the Provincial Government of Balochistan, an additional 15% held by a special purpose company owned by the Provincial Government of Balochistan and 25% owned by other federal state-owned enterprises. Pursuant to the joint venture agreement, Barrick has power over the relevant activities of the project, including operatorship of the project, the decision to proceed with development of the project, subject to a sufficient expected rate of return, as well as development and approval of LOM plans. Therefore Barrick has concluded that it controls Reko Diq and it is consolidated in Barrick’s consolidated financial statements with a 50% non-controlling interest.

Other Notes to the Financial Statements

Note
Acquisitions and Divestitures	4
Segment Information	5
Revenue	6
Cost of Sales	7
Exploration, Evaluation and Project Expenses	8
Other Expense (Income)	9
Impairment Charges (Reversals)	10
General and Administrative Expenses	11
Income Tax Expense	12
Earnings (Loss) Per Share	13
Finance Costs, Net	14
Cash Flow - Other Items	15
Investments	16
Inventories	17
Accounts Receivable and Other Current Assets	18
Property, Plant and Equipment	19
Goodwill and other Intangible Assets	20
Impairment and Reversal of Non-Current Assets	21
Other Assets	22
Accounts Payable	23
Other Current Liabilities	24
Financial Instruments	25
Fair Value Measurements	26
Provisions	27
Financial Risk Management	28
Other Non-Current Liabilities	29
Deferred Income Taxes	30
Capital Stock	31
Non-Controlling Interests	32
Related Party Transactions	33
Stock-Based Compensation	34
Contingencies	35

BARRICK YEAR-END 2023	131	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
4 ■ Acquisitions and Divestitures

a) Porgera
On April 25, 2020, the Porgera mine was put on care and maintenance after the PNG government indicated that the SML would not be extended. On April 9, 2021, the PNG government and BNL, the 95% owner and operator of the Porgera joint venture, agreed on a partnership for the future ownership and operation of the mine under a binding Framework Agreement. The Framework Agreement was replaced by the more detailed Porgera Project Commencement Agreement (“PPCA”), which reached formal completion on December 22, 2023. Under the terms of the PPCA, ownership of Porgera is held in a new joint venture owned 51% by PNG stakeholders and 49% by a new company, Porgera (Jersey) Limited, that is jointly owned on a 50/50 basis by Barrick and Zijin Mining Group and therefore Barrick now holds a 24.5% equity accounted for interest in the Porgera mine. BNL is the operator of the mine. Porgera was previously accounted for as a joint operation, but under the new shareholder agreements, we have concluded that Barrick will account for its interest in Porgera as a joint venture.
As the conditions for the reopening of the mine were completed on December 22, 2023, in the fourth quarter of 2023, we recorded the following: (a) derecognition of Barrick’s 47.5% share of the assets and liabilities of the joint operation that were transferred to the new Porgera joint venture; (b) an equity method investment for Barrick’s interest in the new Porgera joint venture, measured at fair value based on Barrick’s share of the cash flows expected to be generated from the mine; and (c) a gain of $352 million in other income as the net result of the derecognition of the joint operation and recognition of the new Porgera joint venture. For further details refer to note 35.

b) Reko Diq
On December 15, 2022, Barrick completed the reconstitution of the Reko Diq project in Pakistan’s Balochistan province. The completion of this transaction involved, among other things, the execution of all of the definitive agreements including the mineral agreement stabilizing the fiscal regime applicable to the project, as well as the grant of the mining leases, an exploration license, and surface rights.
The reconstituted project is held 50% by Barrick and 50% by Pakistani stakeholders, comprising a 10% free-carried, non-contributing share held by the Provincial Government of Balochistan, an additional 15% held by a special purpose company owned by the Provincial Government of Balochistan and 25% owned by other federal state-owned enterprises. Barrick is the operator of the project. Barrick began consolidating Reko Diq as at December 31, 2022.
In the fourth quarter of 2022, upon the reconstitution of the project, we recorded an impairment reversal of $120 million relating to the carrying value of our equity method investment in the Reko Diq project that we fully impaired in 2012 and had a 37.5% interest in. We also recognized a gain of $300 million in other income as Barrick’s interest in the Reko Diq project increased from 37.5% to 50%. In addition, we recognized a non-controlling interest of $329 million, based on the historical cost attributed to the project company. A total of $744 million was recorded as mining property costs not subject to depreciation. Furthermore, the payments made by the Provincial Government of Balochistan and other federal state-owned enterprises for the in aggregate 40% interest, and to fund Antofagasta plc’s exit from the reconstituted project, remained in an entity that was consolidated by Barrick as at December 31, 2022. As at December 31, 2022, those funds were held in a restricted bank account as an other current asset and the liability to Antofagasta plc was recorded as an other current liability. The funds were distributed to Antofagasta plc in the second quarter of 2023.
The reconstitution resolves the damages originally awarded by the International Centre for the Settlement of Investment Disputes and disputed in the International Chamber of Commerce. For further details refer to notes 21 and 35.

c) Lagunas Norte
On June 1, 2021, Barrick closed an agreement to sell its 100% interest in the Lagunas Norte gold mine in Peru to Boroo Pte Ltd. (“Boroo”). As part of the terms of the transaction, Boroo assumed 50% of the $173 million reclamation bond obligations for Lagunas Norte upon closing. Boroo was to assume the other 50% within one year of closing; however, this was extended until June 1, 2023. During the second quarter of 2023, Boroo fully assumed this obligation and Barrick has no further obligation related to the closure and reclamation of Lagunas Norte.

BARRICK YEAR-END 2023	132	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
5 ■ Segment Information

Barrick’s business is organized into sixteen minesites. Barrick’s CODM (Mark Bristow, President and Chief Executive Officer) reviews the operating results, assesses performance and makes capital allocation decisions at the minesite level. In the first quarter of 2023, we re-evaluated our reportable operating segments. Lumwana has been presented as a reportable segment for the current and prior periods. Veladero is no longer a reportable segment. As a result, our presentation of our reportable operating segments consists of eight gold mines (Carlin, Cortez, Turquoise Ridge, Pueblo Viejo, Loulo-Gounkoto, Kibali, North Mara and Bulyanhulu) and one copper mine (Lumwana). The remaining operating segments, including our remaining gold mines, have been grouped into an “Other Mines” category and will not be reported on individually. Prior period figures have been restated to reflect this change. Segment performance is evaluated based on a number of measures including operating income before tax, production levels and unit production costs. Certain costs are managed on a consolidated basis and are therefore not reflected in segment income.

Consolidated Statements of Income Information

		Cost of Sales
For the year ended December 31, 2023	Revenue	Site operating costs, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)
Carlin[2]	$2,760	$1,475	$314	$23	$10	$938
Cortez[2]	1,737	810	364	14	7	542
Turquoise Ridge[2]	1,008	533	189	5	1	280
Pueblo Viejo[2]	1,118	536	255	4	7	316
Loulo-Gounkoto[2]	1,335	570	247	—	34	484
Kibali	670	272	147	—	8	243
Lumwana	795	466	257	37	(2)	37
North Mara[2]	591	288	77	—	61	165
Bulyanhulu[2]	442	220	62	—	13	147
Other Mines[2]	1,591	975	246	6	78	286
Reportable segment total	$12,047	$6,145	$2,158	$89	$217	$3,438
Share of equity investee	(670)	(272)	(147)	—	(8)	(243)
Segment total	$11,377	$5,873	$2,011	$89	$209	$3,195

Consolidated Statements of Income Information

		Cost of Sales
For the year ended December 31, 2022	Revenue	Site operating costs, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)
Carlin[2]	$2,848	$1,416	$312	$21	($15)	$1,114
Cortez[2]	1,316	597	253	12	4	450
Turquoise Ridge[2]	814	469	178	7	—	160
Pueblo Viejo[2]	1,303	559	242	24	17	461
Loulo-Gounkoto[2]	1,236	533	257	9	11	426
Kibali	598	235	178	2	41	142
Lumwana	868	443	223	11	11	180
North Mara[2]	570	236	73	4	48	209
Bulyanhulu[2]	463	235	60	3	25	140
Other Mines[2]	1,553	985	379	10	70	109
Reportable segment total	$11,569	$5,708	$2,155	$103	$212	$3,391
Share of equity investee	(598)	(235)	(178)	(2)	(41)	(142)
Segment total	$10,971	$5,473	$1,977	$101	$171	$3,249
1Includes accretion expense, which is included with finance costs in the consolidated statements of income. For the year ended December 31, 2023, accretion expense was $49 million (2022: $36 million).
2Includes non-controlling interest portion of revenues, cost of sales and segment income (loss) for the year ended December 31, 2023, for Pueblo Viejo, $448 million, $315 million, $130 million (2022: $528 million, $319 million, $195 million), Nevada Gold Mines, $2,329 million, $1,580 million, $724 million (2022: $2,146 million, $1,422 million, $711 million), North Mara and Bulyanhulu $165 million, $103 million, $50 million (2022: $165 million, $97 million, $55 million), Loulo-Gounkoto, $267 million, $163 million, $99 million (2022: $247 million, $158 million, $88 million) and Tongon, $41 million, $31 million, $10 million (2022: $37 million, $36 million, $nil).

BARRICK YEAR-END 2023	133	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Reconciliation of Segment Income to Income Before Income Taxes

For the years ended December 31	2023	2022
Segment income	$3,195	$3,249
Other revenue	20	42
Other cost of sales/amortization	(48)	(47)
Exploration, evaluation and project expenses not attributable to segments	(272)	(249)
General and administrative expenses	(126)	(159)
Other income not attributable to segments	354	396
Impairment charges	(312)	(1,671)
Loss on currency translation	(93)	(16)
Closed mine rehabilitation	(16)	136
Income from equity investees	232	258
Finance costs, net (includes non-segment accretion)[1]	(121)	(265)
Gain on non-hedge derivatives	1	7
Income before income taxes	$2,814	$1,681
1Includes debt extinguishment gains of $nil (2022: $14 million).

Geographic Information

	Non-current assets		Revenue[1]
	As at December 31, 2023	As at December 31, 2022	2023	2022
United States	$16,782	$16,518	$6,051	$5,573
Dominican Republic	5,156	4,874	1,118	1,303
Mali	3,743	3,599	1,335	1,236
Democratic Republic of Congo	2,118	2,659	—	—
Tanzania	2,003	1,914	1,033	1,033
Zambia	1,949	1,930	795	868
Chile	1,930	1,957	8	—
Argentina	1,209	1,247	368	365
Pakistan	754	749	—	—
Papua New Guinea	704	327	9	—
Canada	503	507	277	231
Saudi Arabia	391	382	—	—
Côte d'Ivoire	224	164	398	356
Peru	71	73	5	48
Unallocated	836	600	—	—
Total	$38,373	$37,500	$11,397	$11,013
1Geographic location is presented based on the location of the mine from which the product originated.

BARRICK YEAR-END 2023	134	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Capital Expenditures Information

	Segment Capital Expenditures[1]
	As at December 31, 2023	As at December 31, 2022
Carlin	$615	$506
Cortez	427	419
Turquoise Ridge	102	176
Pueblo Viejo	441	629
Loulo-Gounkoto	375	322
Kibali	83	99
Lumwana	320	380
North Mara	206	156
Bulyanhulu	107	90
Other Mines	231	287
Reportable segment total	$2,907	$3,064
Other items not allocated to segments	298	133
Total	$3,205	$3,197
Share of equity investee	(83)	(99)
Total	$3,122	$3,098
1Segment capital expenditures are presented for internal management reporting purposes on an accrual basis. Capital expenditures in the consolidated statements of cash flow are presented on a cash basis. In 2023, cash expenditures were $3,086 million (2022: $3,049 million) and the increase in accrued expenditures was $36 million (2022: $49 million increase).

6 ■ Revenue

For the years ended December 31	2023	2022
Gold sales
Spot market sales	$9,973	$9,597
Concentrate sales	367	326
Provisional pricing adjustments	10	(3)
	$10,350	$9,920
Copper sales
Copper concentrate sales	$786	$906
Provisional pricing adjustments	9	(38)
	$795	$868
Other sales[1]	$252	$225
Total	$11,397	$11,013
1Revenues from the sale of by-products from our gold and copper mines.

For the year ended December 31, 2023, the Company has three customers that individually account for more than 10% of the Company’s total revenue. These customers represent approximately 23%, 16%, and 10% of total revenue. However, because gold can be sold through numerous gold market traders worldwide (including a large number of financial institutions), the Company is not economically dependent on a limited number of customers for the sale of its product.

Principal Products
All of our gold mining operations produce gold in doré form, except Phoenix, Bulyanhulu and Porgera, which produce both gold doré and gold concentrate. Gold doré is unrefined gold bullion bars usually consisting of 90% gold that is refined to pure gold bullion prior to sale to our customers. Concentrate is a semi-processed product containing the valuable metal minerals from which most of the waste mineral has been eliminated. Our Lumwana mine produces a concentrate that primarily contains copper. Our Phoenix mine produces a concentrate that contains both gold and copper. Incidental revenues from the sale of by-products, primarily copper, silver and energy at our gold mines, are classified within other sales.

Provisional Copper and Gold Sales
We have provisionally priced sales for which price finalization, referenced to the relevant copper and gold index, is outstanding at the balance sheet date. Our exposure at December 31, 2023 to the impact of future movements in market commodity prices for provisionally priced sales is set out in the following table:

	Volumes subject to final pricing Copper (millions) Gold (000s)		Impact on net income before taxation of 10% movement in market price
As at December 31	2023	2022	2023	2022
Copper pounds	61	60	$23	$23
Gold ounces	50	42	10	8

At December 31, 2023, our provisionally priced copper sales subject to final settlement were recorded at an average price of $3.81/lb (2022: $3.80/lb). At December 31, 2023, our provisionally priced gold sales subject to final settlement were recorded at an average price of $2,079/oz (2022: $1,824/oz). The sensitivities in the above tables have been determined as the impact of a 10% change in commodity prices at each reporting date, while holding all other variables, including foreign currency exchange rates, constant.

BARRICK YEAR-END 2023	135	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
7 ■ Cost of Sales

	Gold		Copper		Other[4]		Total
For the years ended December 31	2023	2022	2023	2022	2023	2022	2023	2022
Site operating cost[1,2,3]	$5,015	$4,678	$401	$336	$—	$—	$5,416	$5,014
Depreciation[1]	1,756	1,756	259	223	28	18	2,043	1,997
Royalty expense	371	342	62	103	—	—	433	445
Community relations	36	37	4	4	—	—	40	41
Total	$7,178	$6,813	$726	$666	$28	$18	$7,932	$7,497
1Site operating costs and depreciation include charges to reduce the cost of inventory to net realizable value of $68 million (2022: $104 million). Refer to note 17.
2Site operating costs includes the costs of extracting by-products.
3Includes employee costs of $1,579 million (2022: $1,448 million).
4Other includes corporate amortization.

8 ■ Exploration, Evaluation and Project Expenses

For the years ended December 31	2023	2022
Global exploration and evaluation[1]	$143	$123
Project costs:
Reko Diq	60	14
Lumwana	37	—
Pascua-Lama	26	52
Pueblo Viejo	4	24
Other	41	47
Corporate development	10	15
Minesite exploration and evaluation[1]	40	75
Total exploration, evaluation and project expenses	$361	$350
1Approximates the impact on operating cash flow.
9 ■ Other Expense (Income)

For the years ended December 31	2023	2022
Other Expense:
Litigation costs	$21	$22
Write-offs (reversals)	(2)	15
Bank charges	3	5
Porgera care and maintenance costs	65	53
Tanzania education program	30	—
Supplies obsolescence	—	48
Litigation accruals and settlements	15	19
Other	55	28
Total other expense	$187	$190
Other Income:
Gain on acquisition/sale of non-current assets[1]	($364)	($405)
Insurance proceeds related to NGM	—	(22)
Loss (gain) on warrant investments at FVPL	4	(4)
Gain on non-hedge derivatives	(1)	(7)
Interest income on other assets	(21)	(17)
Other	—	(3)
Total other income	($382)	($458)
Total	($195)	($268)
12023 includes a gain of $352 million upon completion of the Porgera Project Commencement Agreement which resulted in the derecognition of the joint operation and recognition of the joint venture for the Porgera mine (refer to note 4 for further details). 2022 includes a gain of $300 million on the increased ownership of the Reko Diq project (refer to note 4 for further details) and $63 million from the sale of the royalty portfolios to Maverix Metals Inc. and Gold Royalty Corp.

10 ■ Impairment Charges (Reversals)

For the years ended December 31	2023	2022
Impairment charges of non-current assets[1]	$312	$483
Impairment of goodwill[1]	—	1,188
Total	$312	$1,671
1Refer to note 21 for further details.

11 ■ General and Administrative Expenses

For the years ended December 31	2023	2022
Corporate administration	$101	$125
Share-based compensation	25	34
Total[1]	$126	$159
1Includes employee costs of $82 million (2022: $93 million).

BARRICK YEAR-END 2023	136	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
12 ■ Income Tax Expense

For the years ended December 31	2023	2022
Tax on profit
Current tax
Charge for the year	$694	$699
Adjustment in respect of prior years[1]	(14)	6
	$680	$705
Deferred tax
Origination and reversal of temporary differences in the current year	$144	($52)
Adjustment in respect of prior years[1]	37	11
	$181	($41)
Income tax expense	$861	$664
Tax expense related to continuing operations
Current
Canada	($3)	($8)
International	683	713
	$680	$705
Deferred
Canada	$—	$3
International	181	(44)
	$181	($41)
Income tax expense	$861	$664
1Includes adjustments to equalize the difference between prior year's tax return and the year-end provision.

Reconciliation to Canadian Statutory Rate
For the years ended December 31	2023	2022
At 26.5% statutory rate	$746	$446
Increase (decrease) due to:
Allowances and special tax deductions[1]	(184)	(146)
Impact of foreign tax rates[2]	(79)	(146)
Non-deductible expenses / (non-taxable income)	72	(38)
Goodwill impairment charges not tax deductible	—	325
Taxable gains on sales of non-current assets	6	1
Net currency translation losses on current and deferred tax balances	289	59
Tax impact from pass-through entities and equity accounted investments	(183)	(196)
Current year tax results sheltered by previously unrecognized deferred tax assets	(22)	33
Recognition and derecognition of deferred tax assets	(142)	15
Adjustments in respect of prior years	23	17
Increase to income tax related contingent liabilities	54	13
Impact of tax rate changes	(2)	—
Withholding taxes	61	82
Mining taxes	224	201
Tax impact of amounts recognized within accumulated OCI	(2)	(7)
Other items	—	5
Income tax expense	$861	$664
1We are able to claim certain allowances, incentives and tax deductions unique to extractive industries that result in a lower effective tax rate.
2We operate in multiple foreign tax jurisdictions that have tax rates different to the Canadian statutory rate.
Currency Translation
Current and deferred tax balances are subject to remeasurement for changes in foreign currency exchange rates each period. This is required in countries where tax is paid in local currency and the subsidiary has a different functional currency (typically US dollars). The most significant relate to Argentine and Malian tax balances.
In 2023, a tax expense of $289 million arose from translation losses on tax balances, mainly due to the weakening of the Argentine peso and strengthening of the West African CFA franc against the US dollar. In 2022, a tax expense of $59 million arose from translation losses on tax balances, mainly due to the weakening of the Argentine peso and the West African CFA franc against the US dollar. These net translation losses are included within income tax expense.

Withholding Taxes
In 2023, we have recorded $5 million (2022: $29 million related to Argentina and the United States) of dividend withholding taxes related to the undistributed earnings of our subsidiaries in Saudi Arabia. We have also recorded $26 million (2022: $36 million related to Tanzania and the United States) of dividend withholding taxes related to the distributed earnings of our subsidiaries in Saudi Arabia, Tanzania and the United States.

United States Tax Reform
In August 2022, President Joe Biden signed the Inflation Reduction Act (“the Act”) into law. The Act includes a 15% corporate alternative minimum tax (“CAMT”) that is imposed on applicable financial statement income and therefore would be considered in scope for IAS 12 given it is a tax on profits. The CAMT is effective for tax years beginning after December 31, 2022 and CAMT credit carryforwards have an indefinite life. Barrick is subject to CAMT because the Company meets the applicable income thresholds for a foreign-parented multi-national group.
We are awaiting the final US Treasury Regulations detailing the application of CAMT.
For 2023, the deferred tax asset arising from the CAMT credit carryforwards has been recognized on the basis we expect that it will be recovered against US Federal Income Tax in the future.

Nevada Gold Mines (“NGM”)
NGM is a limited liability company treated as a flow through partnership for US tax purposes. The partnership is not subject to federal income tax directly, but each of its partners is liable for tax on its share of the profits of the partnership. As such, Barrick accounts for its current and deferred income tax associated with the investment (61.5% share) following the principles in IAS 12.

BARRICK YEAR-END 2023	137	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Organisation for Economic Co-operation and Development (“OECD”) Pillar Two model rules
In October 2021, more than 135 jurisdictions agreed to the OECD/G20 Inclusive Framework on Base Erosion and Profit Shifting Statement on a Two-Pillar Solution to Address the Tax Challenges Arising from the Digitalisation of the Economy. Since then, the OECD has published model rules and other documents related to the second pillar of this solution (the Pillar Two model rules). The Pillar Two model rules provide a template that jurisdictions can translate into domestic tax law and implement as part of an agreed common approach.
Pillar Two legislation in Canada has been published in draft but it is not substantively enacted. Other jurisdictions where the group operates have either enacted legislation or are in the process of doing so.
In terms of the potential implications for income tax accounting, we have applied the exception available under the amendments to IAS 12 published by the International Accounting Standards Board in May 2023 and are not recognizing or disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes. We continue working on assessing our exposure to Pillar Two income taxes and based on the analysis performed to date, we do not expect the impact of Pillar Two provisions to be material to the company.

Mining Taxes
In addition to corporate income tax, we pay mining taxes in the United States (Nevada), the Dominican Republic, and Canada (Ontario). NGM is subject to a Net Proceeds of Minerals tax in Nevada at a rate of 5% and the tax expense recorded in 2023 was $105 million (2022: $88 million). The other significant mining tax is the Dominican Republic’s Net Profits Interest tax, which is determined based on cash flows as defined by the Pueblo Viejo Special Lease Agreement. A tax expense of $nil (2022: $110 million) was recorded for this in 2023. Both taxes are included on a consolidated basis in the Company's consolidated statements of income.

Impairments
In 2023, we recorded net impairment charges of $312 million (2022: net impairment charges of $483 million) for non-current assets and $nil (2022: $1,188 million) for goodwill. Refer to note 21 for further information.
A deferred tax recovery of $55 million (2022: deferred tax recovery of $193 million related to impairments at Veladero, Long Canyon and Lumwana) was recorded primarily related to the impairment at Long Canyon.
13 ■ Earnings (Loss) Per Share

For the years ended December 31 ($ millions, except shares in millions and per share amounts in dollars)	2023		2022
	Basic	Diluted	Basic	Diluted
Net income	$1,953	$1,953	$1,017	$1,017
Net income attributable to non-controlling interests	(681)	(681)	(585)	(585)
Net income attributable to the equity holders of Barrick Gold Corporation	$1,272	$1,272	$432	$432
Weighted average shares outstanding	1,755	1,755	1,771	1,771
Basic and diluted earnings per share data attributable to the equity holders of Barrick Gold Corporation	$0.72	$0.72	$0.24	$0.24
14 ■ Finance Costs, Net

For the years ended December 31	2023	2022
Interest expense[1]	$387	$366
Amortization of debt issue costs	1	1
Interest on lease liabilities	5	4
Loss on interest rate hedges	1	1
Interest capitalized[2]	(42)	(29)
Accretion	87	66
Gain on debt extinguishment	—	(14)
Finance income	(269)	(94)
Total	$170	$301
1Interest in the consolidated statements of cash flow is presented on a cash basis. In 2023, cash interest paid was $300 million (2022: $305 million).
2For the year ended December 31, 2023, the general capitalization rate was 6.60% (2022: 6.20%).

BARRICK YEAR-END 2023	138	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
15 ■ Cash Flow – Other Items

Operating Cash Flows - Other Items
For the years ended December 31	2023	2022
Adjustments for non-cash income statement items:
Gain on non-hedge derivatives	($1)	($7)
Stock-based compensation expense	66	55
Loss (gain) on warrant investments at FVPL	4	(4)
Tanzania education program	22	—
Change in estimate of rehabilitation costs at closed mines	16	(136)
Inventory impairment charges (note 17)	40	66
Supplies obsolescence	—	48
Change in other assets and liabilities	12	(28)
Settlement of stock-based compensation	(57)	(66)
Settlement of rehabilitation obligations	(167)	(145)
Other operating activities	($65)	($217)
Cash flow arising from changes in:
Accounts receivable	($155)	$89
Inventory	(97)	(219)
Other current assets	(146)	(261)
Accounts payable	(37)	93
Other current liabilities	(17)	(24)
Change in working capital	($452)	($322)

Financing Cash Flows - Other Items
For the years ended December 31	2023	2022
Pueblo Viejo JV partner shareholder loan	$65	$177
Gain on debt extinguishment	—	14
Other financing activities	$65	$191

16 ■ Investments

Equity Accounting Method Investment Continuity
	Kibali	Jabal Sayid	Zaldívar	Porgera	Other	Total
At January 1, 2022	$3,267	$382	$893	$—	$52	$4,594
Equity pick-up from equity investees	86	124	47	—	1	258
Dividends received from equity investees	(694)	(124)	(50)	—	(1)	(869)
At December 31, 2022	$2,659	$382	$890	$—	$52	$3,983
Investment in equity accounting method investment[1]	—	—	—	703	—	703
Equity pick-up (loss) from equity investees	145	102	(16)	—	1	232
Dividends received from equity investees	(180)	(93)	—	—	—	(273)
Non-cash dividends received from equity investees[2]	(505)	—	—	—	—	(505)
Shareholder loan repayment	—	—	—	—	(7)	(7)
At December 31, 2023	$2,119	$391	$874	$703	$46	$4,133
1 Refer to note 4.
2 Non-cash dividend distributed as JV receivable. Refer to note 18 and note 22.

BARRICK YEAR-END 2023	139	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

Summarized Equity Investee Financial Information
	Kibali		Jabal Sayid		Zaldívar
For the years ended December 31	2023	2022	2023	2022	2023	2022
Revenue	$1,488	$1,328	$492	$539	$720	$781
Cost of sales (excluding depreciation)	593	528	167	170	545	463
Depreciation	322	390	48	49	162	147
Finance expense (income)	14	—	1	—	11	1
Other expense (income)	90	104	1	4	6	32
Income before income taxes	$469	$306	$275	$316	($4)	$138
Income tax expense	(154)	(121)	(71)	(67)	(29)	(44)
Net income	$315	$185	$204	$249	($33)	$94
Total comprehensive income	$315	$185	$204	$249	($33)	$94
Net income (net of non-controlling interests)	$290	$172	$204	$249	($33)	$94

Summarized Balance Sheet
	Kibali		Jabal Sayid		Zaldívar		Porgera[2]
For the years ended December 31	2023	2022	2023	2022	2023	2022	2023
Cash and equivalents	$123	$92	$97	$77	$38	$72	$1
Other current assets[1]	225	194	143	151	571	559	182
Total current assets	$348	$286	$240	$228	$609	$631	$183
Non-current assets	3,896	3,905	402	405	2,014	2,013	2,837
Total assets	$4,244	$4,191	$642	$633	$2,623	$2,644	$3,020
Current financial liabilities (excluding trade, other payables & provisions)	$307	$13	$2	$9	$86	$90	$14
Other current liabilities	149	126	90	95	121	125	29
Total current liabilities	$456	$139	$92	$104	$207	$215	$43
Non-current financial liabilities (excluding trade, other payables & provisions)	771	51	4	4	50	87	7
Other non-current liabilities	820	785	9	6	599	542	733
Total non-current liabilities	$1,591	$836	$13	$10	$649	$629	$740
Total liabilities	$2,047	$975	$105	$114	$856	$844	$783
Net assets	$2,197	$3,216	$537	$519	$1,767	$1,800	$2,237
Net assets (net of non-controlling interests)	$2,015	$3,095	$537	$519	$1,767	$1,800	$2,237
1Zaldívar other current assets include inventory of $448 million (2022: $443 million).
2Refer to note 4.
The information above reflects the amounts presented in the financial information of the joint venture adjusted for differences between IFRS and local GAAP and fair value adjustments on acquisition of equity in investees.

Reconciliation of Summarized Financial Information to Carrying Value
	Kibali	Jabal Sayid	Zaldívar	Porgera[1]
Opening net assets (net of non-controlling interests)	$3,095	$519	$1,800	$—
Investment in equity accounting method investment	—	—	—	2,237
Income for the period (net of non-controlling interests)	290	204	(33)	—
Dividends received from equity investees	(360)	(186)	—	—
Non-cash dividends received from equity investees	(1,010)	—	—
Closing net assets (net of non-controlling interests), December 31	$2,015	$537	$1,767	$2,237
Barrick's share of net assets	1,008	268	884	703
Equity earnings adjustment	—	—	(10)	—
Goodwill recognition	1,111	123	—	—
Carrying value	$2,119	$391	$874	$703
1Refer to note 4.

BARRICK YEAR-END 2023	140	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
17 ■ Inventories

	Gold		Copper
	As at December 31, 2023	As at December 31, 2022	As at December 31, 2023	As at December 31, 2022
Raw materials
Ore in stockpiles	$2,780	$2,809	$176	$150
Ore on leach pads	575	641	—	—
Mine operating supplies	668	704	43	59
Work in process	148	138	—	—
Finished products	119	89	11	10
	$4,290	$4,381	$230	$219
Non-current ore in stockpiles and on leach pads[1]	(2,616)	(2,669)	(122)	(150)
	$1,674	$1,712	$108	$69
1Ore that we do not expect to process in the next 12 months is classified within other long-term assets.

Inventory Impairment Charges
For the years ended December 31	2023	2022
Cortez	$53	$10
Carlin	11	33
Tongon	2	—
Phoenix	1	—
Long Canyon	1	—
Veladero	—	42
Lumwana	—	19
Inventory impairment charges	$68	$104

Ore in Stockpiles	As at December 31, 2023	As at December 31, 2022
Gold
Carlin	$1,073	$1,129
Pueblo Viejo	785	712
Turquoise Ridge	330	354
Loulo-Gounkoto	153	175
North Mara	137	165
Cortez	123	104
Phoenix	87	78
Veladero	50	40
Tongon	41	20
Bulyanhulu	1	2
Porgera	—	30
Copper
Lumwana	176	150
	$2,956	$2,959

Ore on Leach pads	As at December 31, 2023	As at December 31, 2022
Gold
Veladero	$193	$238
Carlin	191	196
Cortez	130	112
Turquoise Ridge	35	37
Long Canyon	17	32
Phoenix	9	26
	$575	$641
Purchase Commitments
At December 31, 2023, we had purchase obligations for supplies and consumables of approximately $1,827 million (2022: $1,753 million).

BARRICK YEAR-END 2023	141	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
18 ■ Accounts Receivable and Other Current Assets

	As at December 31, 2023	As at December 31, 2022
Accounts receivable
Amounts due from concentrate sales	$246	$188
Other receivables	447	366
	$693	$554
Other current assets
Restricted cash[1]	—	945
Value added taxes recoverable[2]	337	352
Prepaid expenses	203	243
Kibali JV Receivable[3]	148	—
Derivative assets[4]	—	59
Other[5]	127	91
	$815	$1,690
1Relates to restricted cash balance for Antofagasta plc, which funded their exit from the Reko Diq project, following its reconstitution as described in note 4. This was settled in the second quarter of 2023.
2Primarily includes VAT and fuel tax recoverables of $106 million in Zambia, $84 million in Mali, $51 million in Tanzania, $18 million in Argentina, and $11 million in the Dominican Republic (Dec. 31, 2022: $172 million, $49 million, $66 million, $32 million, and $12 million, respectively).
3Refer to note 16 for further details.
4Primarily consists of contingent consideration received as part of the sale of Massawa in 2020 and Lagunas Norte in 2021. During the first quarter of 2023, the final settlement of $46.25 million was received relating to the Massawa contingent consideration. During the fourth quarter of 2023, $15 million was received relating to the Lagunas Norte contingent consideration.
52023 and 2022 balance includes $50 million asset reflecting the final settlement of Zambian tax matters.

BARRICK YEAR-END 2023	142	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
19 ■ Property, Plant, and Equipment

	Buildings, plant and equipment[1]	Mining property costs subject to depreciation[2,4]	Mining property costs not subject to depreciation[2,3]	Total
At January 1, 2023
Net of accumulated depreciation	$6,749	$14,000	$5,072	$25,821
Additions[5]	81	550	2,606	3,237
Capitalized interest	—	—	42	42
Disposals[6]	(180)	(108)	(39)	(327)
Depreciation	(902)	(1,143)	—	(2,045)
Impairment charges	(44)	(268)	—	(312)
Transfers[8]	1,211	1,312	(2,523)	—
At December 31, 2023	$6,915	$14,343	$5,158	$26,416

At December 31, 2023
Cost	$19,121	$34,622	$17,113	$70,856
Accumulated depreciation and impairments	(12,206)	(20,279)	(11,955)	(44,440)
Net carrying amount – December 31, 2023	$6,915	$14,343	$5,158	$26,416

	Buildings, plant and equipment[1]	Mining property costs subject to depreciation[2,4]	Mining property costs not subject to depreciation[2,3]	Total
At January 1, 2022
Cost	$17,237	$31,824	$15,876	$64,937
Accumulated depreciation and impairments	(10,701)	(17,339)	(11,943)	(39,983)
Net carrying amount – January 1, 2022	$6,536	$14,485	$3,933	$24,954
Additions[5]	30	(139)	2,977	2,868
Capitalized interest	—	—	29	29
Acquisitions[7]	—	—	744	744
Disposals	(4)	(1)	—	(5)
Depreciation	(966)	(1,229)	—	(2,195)
Impairment charges	(120)	(442)	(12)	(574)
Transfers[8]	1,273	1,326	(2,599)	—
At December 31, 2022	$6,749	$14,000	$5,072	$25,821

At December 31, 2022
Cost	$18,469	$33,046	$17,027	$68,542
Accumulated depreciation and impairments	(11,720)	(19,046)	(11,955)	(42,721)
Net carrying amount – December 31, 2022	$6,749	$14,000	$5,072	$25,821
1Additions include $9 million of right-of-use assets for lease arrangements entered into during the year ended December 31, 2023 (2022: $30 million). Depreciation includes depreciation for leased right-of-use assets of $17 million for the year ended December 31, 2023 (2022: $20 million). The net carrying amount of leased right-of-use assets was $53 million as at December 31, 2023 (2022: $61 million).
2Includes capitalized reserve acquisition costs, capitalized development costs and capitalized exploration and evaluation costs other than exploration license costs included in intangible assets.
3Assets not subject to depreciation include construction-in-progress, projects and acquired mineral resources and exploration potential at operating minesites and development projects.
4Assets subject to depreciation include the following items for production stage properties: acquired mineral reserves and resources, capitalized mine development costs, capitalized stripping and capitalized exploration and evaluation costs.
5Additions include revisions to the capitalized cost of closure and rehabilitation activities.
6Includes the transfer of Porgera to equity accounting method investment. Refer to note 4 for further information.
7Relates to the Reko Diq reconstitution. Refer to note 4 for further information.
8Primarily relates to non-current assets that are transferred between categories within PP&E once they are placed into service.

BARRICK YEAR-END 2023	143	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
a)   Mining Property Costs Not Subject to Depreciation

	Carrying amount at Dec. 31, 2023	Carrying amount at Dec. 31, 2022
Construction-in-progress[1]	$2,694	$2,553
Acquired mineral resources and exploration potential	62	139
Projects
Pascua-Lama	726	727
Norte Abierto	678	670
Reko Diq	746	744
Donlin Gold	252	239
	$5,158	$5,072
1Represents assets under construction at our operating minesites.

b)   Changes in Gold and Copper Mineral Life of Mine Plan
As part of our annual business cycle, we prepare updated estimates of proven and probable gold and copper mineral reserves and the portion of resources considered probable of economic extraction for each mineral property. This forms the basis for our LOM plans. We prospectively revise calculations of amortization expense for property, plant and equipment amortized using the UOP method, where the denominator is our LOM ounces. The effect of changes in our LOM on amortization expense for 2023 was an $31 million decrease (2022: $80 million decrease).

c)   Capital Commitments
In addition to entering into various operational commitments in the normal course of business, we had commitments of approximately $258 million at December 31, 2023 (2022: $399 million) for construction activities at our sites and projects.

d)   Other Lease Disclosure
The Company leases various buildings, plant and equipment as part of the normal course of operations. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. Refer to note 25 for a lease maturity analysis. Included in net income for 2023 are short-term payments and variable lease payments not included in the measurement of lease liabilities of $12 million (2022: $6 million) and $94 million (2022: $88 million), respectively.

20 ■ Goodwill and Other Intangible Assets

a) Intangible Assets
	Water rights[1]	Technology[2]	Supply contracts[3]	Exploration potential[4]	Total
Opening balance January 1, 2022	$61	$6	$1	$82	$150
Amortization and impairment losses	—	—	(1)	—	(1)
Closing balance December 31, 2022	$61	$6	$—	$82	$149
Amortization and impairment losses	—	—	—	—	—
Closing balance December 31, 2023	$61	$6	$—	$82	$149
Cost	$61	$17	$39	$252	$369
Accumulated amortization and impairment losses	—	(11)	(39)	(170)	(220)
Net carrying amount December 31, 2023	$61	$6	$—	$82	$149
1Relates to water rights in South America, and will be amortized through cost of sales when we begin using these in the future.
2The amount is amortized through cost of sales using the UOP method over LOM ounces of the Pueblo Viejo mine, with no assumed residual value.
3Related to a supply agreement with Michelin North America Inc. to secure a supply of tires and was fully amortized over the effective term of the contract through cost of sales.
4Exploration potential consists of the estimated fair value attributable to exploration licenses acquired as a result of a business combination or asset acquisition. The carrying value of the licenses will be transferred to PP&E when the development of attributable mineral resources commences.

BARRICK YEAR-END 2023	144	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
b) Goodwill

	Closing balance December 31, 2022	Additions	Disposals	Closing balance December 31, 2023
Carlin	$1,294	$—	$—	$1,294
Cortez	899	—	—	899
Turquoise Ridge	722	—	—	722
Phoenix	119	—	—	119
Hemlo	63	—	—	63
Loulo-Gounkoto	484	—	—	484
Total	$3,581	$—	$—	$3,581
On a total basis, the gross amount and accumulated impairment losses are as follows:

Cost	$12,211
Accumulated impairment losses December 31, 2023	(8,630)
Net carrying amount December 31, 2023	$3,581

21 ■ Impairment and Reversal of Non-Current Assets

Summary of impairments (reversals)
For the year ended December 31, 2023, we recorded net impairment charges of $312 million (2022: net impairment charges of $483 million) for non-current assets and $nil (2022: $1,188 million) for goodwill, as summarized in the following table:

For the years ended December 31	2023	2022
Long Canyon	$280	$85
Bulyanhulu	17	—
North Mara	5	—
Veladero	—	490
Reko Diq	—	(120)
Lumwana	—	23
Other	10	5
Total impairment charges of non-current assets	$312	$483
Loulo-Gounkoto goodwill	—	1,188
Total goodwill impairment charges	$—	$1,188
Total impairment charges	$312	$1,671

2023 Indicators of Impairment and Reversals
In the fourth quarter of 2023, as per our policy, we performed our annual goodwill impairment test as required by IAS 36 and identified no impairments. Also in the fourth quarter of 2023, we reviewed the updated LOM plans for our other operating minesites for indicators of impairment or reversal. We noted an indicator of impairment at our Long Canyon mine.

Long Canyon
Following the completion of further studies, we have decided at this time not to pursue the permitting associated with Phase 2 mining and have removed those ounces from our LOM plan and the mine has been placed in care and maintenance. This represented an impairment trigger in the fourth quarter of 2023 and we performed an impairment analysis. We concluded that the carrying amount of $301 million exceeded the FVLCD of $65 million and recorded a long-lived asset impairment of $280 million. The key assumptions used in this assessment were consistent with our testing of goodwill impairment in the fourth quarter of 2023, as listed below.

Porgera
On December 22, 2023, the Porgera Project Commencement Agreement was completed and recommissioning of the mine commenced. No impairment was identified. Refer to notes 4 and 35 for more information.

2022 Indicators of Impairment and Reversals
In the fourth quarter of 2022, as per our policy, we performed our annual goodwill impairment test as required by IAS 36 and identified an impairment at our Loulo-Gounkoto mine. Also in the fourth quarter of 2022, we reconstituted the Reko Diq project, which was an indicator of impairment reversal, and we reviewed the updated LOM plans for our other operating minesites for indicators of impairment or reversal. We noted an indicator of impairment at our Veladero and Long Canyon mines.

Loulo-Gounkoto
In the fourth quarter of 2022, we performed the annual goodwill impairment test at Loulo-Gounkoto and determined that the carrying value of $4,260 million exceeded the FVLCD. We observed a decrease in the mine’s discounted cash flows reflecting higher operating and capital costs largely due to inflationary pressures and a higher weighted average cost of capital (“WACC”) driven by higher interest rates as central banks have increased rates to combat inflation. Therefore we recorded a goodwill impairment of $1,188 million, based on a FVLCD of $3,072 million. The key assumptions used in this assessment are consistent with our testing of goodwill impairment in the fourth quarter of 2022, as listed below.

Veladero
In the fourth quarter of 2022, we updated the LOM plan for Veladero and we observed a decrease in the mine’s discounted cash flows reflecting higher operating and capital costs largely due to significant inflationary pressures coupled with strict Argentine foreign exchange controls, a decrease in expected recovery rates from the leach pad and an increase in the WACC primarily due to higher

BARRICK YEAR-END 2023	145	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
country risk and higher risk-free rates. We determined that this was an indicator of impairment and concluded that the carrying value of $839 million exceeded the FVLCD and we recorded a non-current asset impairment of $490 million, based on a FVLCD of $479 million. A net realizable value impairment of leach pad inventory of $42 million was also recorded (refer to note 17). The key assumptions used in this assessment are consistent with our testing of goodwill impairment in the fourth quarter of 2022, as listed below.

Long Canyon
In the fourth quarter of 2022, we updated the LOM plan for Long Canyon and we observed a decrease in the mine’s discounted cash flows reflecting an update in the permitting timeline based on our experience at Goldrush and an increase in the WACC primarily due to higher risk-free rates as central banks have increased rates to combat inflation. We determined that this was an indicator of impairment and concluded that the carrying value of $391 million exceeded the FVLCD and we recorded a non-current asset impairment of $84 million, based on a FVLCD of $319 million. The key assumptions used in this assessment are consistent with our testing of goodwill impairment in the fourth quarter of 2022, as listed below.

Reko Diq
On December 15, 2022, Barrick completed the reconstitution of the Reko Diq project in Pakistan’s Balochistan province. The project was suspended in 2011 due to a dispute over the legality of its licensing process, and in 2012, an impairment of $120 million was recorded relating to our 37.5% investment in the Reko Diq project. The reconstitution resolves the damages originally awarded by the International Centre for the Settlement of Investment Disputes and disputed in the International Chamber of Commerce.
The reconstituted project is held 50% by Barrick and 50% by Pakistani stakeholders, comprising a 10% free-carried, non-contributing share held by the Provincial Government of Balochistan, an additional 15% held by a special purpose company owned by the Provincial Government of Balochistan and 25% owned by other federal state-owned enterprises. Barrick is the operator of the project.
In the fourth quarter of 2022, we recorded an impairment reversal of $120 million relating to the carrying value of our equity method investment in the Reko Diq project that we fully impaired in 2012. In addition, we recognized a gain of $300 million in other income as Barrick’s interest in the Reko Diq project increased from 37.5% to 50% as a result of the reconstitution of the project and we did not give up any consideration for the additional interest. The measurement of the gain was based on the sale price agreed upon by Barrick’s original partner in the Reko Diq joint venture to exit the reconstituted project.

Key Assumptions
Recoverable amount has been determined based on the estimated FVLCD, which has been determined to be greater than the VIU amounts. The key assumptions and estimates used in determining the FVLCD are related to future metal prices, weighted average costs of capital, NAV multiples for gold assets, operating costs, capital expenditures, closure costs, future production levels, continued license to operate, evidence of value from current year disposals and the expected start of production for our projects. In addition, assumptions are related to observable market evaluation metrics, including identification of comparable entities, and associated market values per ounce and per pound of reserves and/or resources, as well as the fair value of mineral resources outside of LOM plans.

Gold
For the gold segments where a recoverable amount was required to be determined, FVLCD was determined by calculating the net present value (“NPV”) of the future cash flows expected to be generated by the mines and projects within the CGU (Level 3 of the fair value hierarchy). The estimates of future cash flows were derived from the LOM plans and, where the LOM plans exclude a material portion of total reserves and resources, we assign value to resources not considered in these models. Based on observable market or publicly available data, including forward prices and equity sell-side analyst forecasts, we make an assumption of future gold, copper and silver prices to estimate future revenues. The future cash flows for each gold mine are discounted using a real WACC, which reflects specific market risk factors for each mine. Some gold companies trade at a market capitalization greater than the NPV of their expected cash flows. Market participants describe this as a “NAV multiple”, which represents the multiple applied to the NPV to arrive at the trading price. The NAV multiple is generally understood to take account of a variety of additional value factors such as the exploration potential of the mineral property, namely the ability to find and produce more metal than what is currently included in the LOM plan or reserve and resource estimates, and the benefit of gold price optionality. As a result, we applied a specific NAV multiple to the NPV of each CGU within each gold segment based on the NAV multiples observed in the market in recent periods and that we judged to be appropriate to the CGU.
In the absence of a LOM plan for Long Canyon, we used the market approach which means the FVLCD was determined by considering observable market values for comparable assets expressed as dollar per ounce of mineral resources (level 3 of the fair value hierarchy).

Assumptions
The short-term and long-term gold and copper price assumptions used in our fourth quarter 2023 and 2022 impairment testing are as follows:

	2023	2022
Gold price per oz (short-term)	$1,900	$1,700
Gold price per oz (long-term)	1,600	1,550
Copper price per lb (short-term)	3.75	3.50
Copper price per lb (long-term)	3.50	3.25
Neither the increase in the long-term gold price nor long-term copper price assumption from 2022 were considered an indicator of impairment reversal as the increased price would not, in isolation, have resulted in the identification of an impairment reversal at our mines with reversible impairments. The other key assumptions used in our impairment testing, based on the CGUs tested in each year, are summarized in the following table:

BARRICK YEAR-END 2023	146	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

	2023	2022
WACC - gold (range)	5%-9%	4%-13%
WACC - gold (avg)	6%	6%
Value per ounce of gold	$40	$—
NAV multiple - gold (avg)	1.2	1.2
LOM years - gold (avg)	23	20

Sensitivities
Should there be a significant increase or decline in commodity prices, we would take actions to assess the implications on our LOM plans, including the determination of reserves and resources, and the appropriate cost structure for the CGU. The recoverable amount of the CGU would be affected by these changes and also be impacted by other market factors such as changes in NAV multiples and the value per ounce/pound of comparable market entities.
We performed a sensitivity analysis on each gold CGU that was tested as part of the goodwill impairment test, as well as those gold CGUs which we believe are most sensitive to changes in the key assumptions. We flexed the gold prices, WACC and NAV multiple, which are the most significant assumptions that impact the impairment calculations. We first assumed a +/- $100 per ounce change in our gold price assumptions, while holding all other assumptions constant. We then assumed a +/-1% change in our WACC, independent from the change in gold prices, while holding all other assumptions constant. Finally, we assumed a +/- 0.1 change in the NAV multiple, while holding all other assumptions constant. These sensitivities help to determine the theoretical impairment losses or impairment reversals that would be recorded with these changes in gold prices, WACC and NAV multiple.
If the gold price per ounce was decreased by $100, non-current asset impairments would have been recognized of $114 million at Hemlo and $196 million at Bulyanhulu, and an impairment of the Kibali equity investment of $312 million.
If the WACC was increased by 1%, a non-current asset impairment of $107 million would have been recognized at Bulyanhulu, and an impairment of the Kibali equity investment would have been recognized of $213 million.
If the NAV multiple was decreased by 0.1, a non-current asset impairment of $106 million would have been recognized at Bulyanhulu, and an impairment of the Kibali equity investment would have been recognized of $254 million.
The carrying value of the CGUs that are most sensitive to changes in the key assumptions used in the FVLCD calculation are:

As at December 31, 2023	Carrying Value
Loulo-Gounkoto	$3,400
Kibali[1]	2,624
Lumwana	1,756
Bulyanhulu	833
Veladero	549
Hemlo	363
Long Canyon	55
1Kibali’s carrying value is comprised of the equity investment and JV receivable.
22 ■ Other Assets

	As at December 31, 2023	As at December 31, 2022
Value added taxes receivable[1]	$134	$218
Other investments[2]	131	112
Notes receivable[3]	187	160
Norte Abierto JV Partner Receivable	61	149
Restricted cash[4]	101	151
Kibali JV Receivable[5]	358	—
Prepayments[6]	212	223
Other	172	115
	$1,356	$1,128
1Includes VAT and fuel tax receivables of $7 million in Argentina, $69 million in Tanzania and $58 million in Chile (Dec. 31, 2022: $29 million, $119 million and $70 million, respectively).
2Includes equity investments in other mining companies.
3Primarily represents the interest bearing promissory note due from NovaGold.
4Primarily represents the cash balance at Pueblo Viejo that is contractually restricted in respect of disbursements for environmental rehabilitation that are expected to occur near the end of Pueblo Viejo’s mine life.
5Refer to note 16 for further details.
6Primarily relates to prepaid royalties at Carlin.

23 ■ Accounts Payable

	As at December 31, 2023	As at December 31, 2022
Accounts payable	$678	$741
Accruals	567	556
Payroll accruals	258	259
	$1,503	$1,556

24 ■ Other Current Liabilities

	As at December 31, 2023	As at December 31, 2022
Payable to Antofagasta plc[1]	$—	$945
Provision for environmental rehabilitation (note 27b)	270	191
Deposit on Pueblo Viejo gold and silver streaming agreement	58	54
Share-based payments (note 34a)	50	50
Pueblo Viejo JV partner shareholder loan (note 29)	32	32
Other	129	116
	$539	$1,388
1Relates to a liability to Antofagasta plc, which funded their exit from the Reko Diq project, following its reconstitution as described in note 4. This was settled in the second quarter of 2023.

BARRICK YEAR-END 2023	147	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
25 ■ Financial Instruments

Financial instruments include cash; evidence of ownership in an entity; or a contract that imposes an obligation on one party and conveys a right to a second entity to deliver/receive cash or another financial instrument. Information on certain types of financial instruments is included elsewhere in these consolidated financial statements as follows: accounts receivable (note 18); and restricted share units (note 34a).
a) Cash and Equivalents
Cash and equivalents include cash, term deposits, treasury bills and money market investments with original maturities of less than 90 days.

	As at December 31, 2023	As at December 31, 2022
Cash deposits	$2,952	$2,994
Term deposits	1,196	1,443
Money market investments	—	3
	$4,148	$4,440
Of total cash and cash equivalents as of December 31, 2023, $nil (2022: $nil) was held in subsidiaries which have regulatory or contractual restrictions or operate in countries where exchange controls and other legal restrictions apply and are therefore not available for general use by the Company.

BARRICK YEAR-END 2023	148	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
b) Debt and Interest1

	Closing balance December 31, 2022	Proceeds	Repayments	Amortization and other[2]	Closing balance December 31, 2023
5.7% notes[3,10]	$844	$—	$—	$—	$844
5.25% notes[4]	372	—	—	1	373
5.80% notes[5,10]	396	—	—	—	396
6.35% notes[6,10]	595	—	—	—	595
Other fixed rate notes[7,10]	1,083	—	(43)	2	1,042
Leases[8]	70	—	(13)	(1)	56
Other debt obligations	578	—	—	(2)	576
5.75% notes[9,10]	844	—	—	—	844
	$4,782	$—	($56)	$—	$4,726
Less: current portion[11]	(13)	—	—	—	(11)
	$4,769	$—	($56)	$—	$4,715

	Closing balance December 31, 2021	Proceeds	Repayments	Amortization and other[2]	Closing balance December 31, 2022
5.7% notes[3,10]	$843	$—	$—	$1	$844
5.25% notes[4]	744	—	(375)	3	372
5.80% notes[5,10]	395	—	—	1	396
6.35% notes[6,10]	594	—	—	1	595
Other fixed rate notes[7,10]	1,082	—	—	1	1,083
Leases[8]	68	—	(20)	22	70
Other debt obligations	581	—	—	(3)	578
5.75% notes[9,10]	843	—	—	1	844
	$5,150	$—	($395)	$27	$4,782
Less: current portion[11]	(15)	—	—	—	(13)
	$5,135	$—	($395)	$27	$4,769
1The agreements that govern our long-term debt each contain various provisions which are not summarized herein. These provisions allow Barrick, at its option, to redeem indebtedness prior to maturity at specified prices and also may permit redemption of debt by Barrick upon the occurrence of certain specified changes in tax legislation.
2Amortization of debt premium/discount and increases (decreases) in capital leases.
3Consists of $850 million (2022: $850 million) of our wholly-owned subsidiary Barrick North America Finance LLC (“BNAF”) notes due 2041.
4Consists of $375 million (2022: $375 million) of 5.25% notes which mature in 2042.
5Consists of $400 million (2022: $400 million) of 5.80% notes which mature in 2034.
6Consists of $600 million (2022: $600 million) of 6.35% notes which mature in 2036.
7Consists of $1.1 billion (2022: $1.1 billion) in conjunction with our wholly-owned subsidiary BNAF and our wholly-owned subsidiary Barrick (PD) Australia Finance Pty Ltd. (“BPDAF”). This consists of $250 million (2022: $250 million) of BNAF notes due 2038 and $807 million (2022: $850 million) of BPDAF notes due 2039.
8Consists primarily of leases at Nevada Gold Mines, $13 million, Loulo-Gounkoto, $20 million, Veladero, $1 million, Lumwana, $3 million, Hemlo, $1 million, Pascua-Lama, $1 million and Tongon, $6 million (2022: $17 million, $24 million, $9 million, $4 million, $2 million, $2 million and $2 million, respectively).
9Consists of $850 million (2022: $850 million) in conjunction with our wholly-owned subsidiary BNAF.
10We provide an unconditional and irrevocable guarantee on all BNAF, BPDAF, Barrick Gold Finance Company (“BGFC”), and Barrick (HMC) Mining (“BHMC”) notes and generally provide such guarantees on all BNAF, BPDAF, BGFC, and BHMC notes issued, which rank equally with our other unsecured and unsubordinated obligations.
11The current portion of long-term debt consists of leases ($11 million; 2022: $13 million).

BARRICK YEAR-END 2023	149	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
5.7% Notes
In June 2011, BNAF issued an aggregate of $4.0 billion in debt securities including $850 million of 5.70% notes that mature in 2041 issued by BNAF (collectively, the “BNAF Notes”). Barrick provides an unconditional and irrevocable guarantee of the BNAF Notes, which rank equally with Barrick’s other unsecured and unsubordinated obligations.

5.25% Notes
On April 3, 2012, we issued an aggregate of $2 billion in debt securities including $750 million of 5.25% notes that mature in 2042. During 2022, $375 million of the 5.25% notes was repaid.

Other Fixed Rate Notes
On October 16, 2009, we issued debentures through our wholly-owned indirect subsidiary BPDAF consisting of $850 million of 30-year notes with a coupon rate of 5.95%. We also provide an unconditional and irrevocable guarantee of these payments, which rank equally with our other unsecured and unsubordinated obligations. During 2023, $43 million of the 5.95% notes was repaid.
In September 2008, we issued an aggregate of $1.25 billion of notes through our wholly-owned indirect subsidiaries BNAF and BGFC including $250 million of 30-year notes with a coupon rate of 7.5%. We also provide an unconditional and irrevocable guarantee of these payments, which rank equally with our other unsecured and unsubordinated obligations.

5.75% Notes
On May 2, 2013, we issued an aggregate of $3 billion in notes through Barrick and our wholly-owned indirect subsidiary BNAF including $850 million of 5.75% notes issued by BNAF that mature in 2043. $2 billion of the net proceeds from this offering was used to repay amounts outstanding under our revolving Credit Facility at that time. We provide an unconditional and irrevocable guarantee on the $850 million of 5.75% notes issued by BNAF, which rank equally with our other unsecured and unsubordinated obligations.

Amendment and Refinancing of the Credit Facility
In May 2023, we amended the credit and guarantee agreement (the “Credit Facility”) with certain Lenders, which requires such Lenders to make available to us a credit facility of $3.0 billion or the equivalent amount in Canadian dollars. The Credit Facility, which is unsecured, currently has an interest rate of Secured Overnight Financing Rate (“SOFR”) plus 1.00% on drawn amounts, and a standby rate of 0.09% on undrawn amounts. As part of the amendment, the termination date of the Credit Facility was extended from May 2027 to May 2028. The Credit Facility was undrawn as at December 31, 2023.
Interest

	2023		2022
For the years ended December 31	Interest cost	Effective rate[1]	Interest cost	Effective rate[1]
5.7% notes	$49	5.74%	$49	5.74%
5.25% notes	20	5.29%	37	5.47%
5.80% notes	23	5.85%	23	5.85%
6.35% notes	38	6.41%	38	6.41%
Other fixed rate notes	70	6.40%	70	6.39%
Leases	5	7.02%	4	6.56%
Other debt obligations	35	6.17%	35	6.25%
5.75% notes	49	5.79%	49	5.79%
Deposits on Pascua-Lama silver sale agreement (note 29)	5	2.82%	4	2.82%
Deposits on Pueblo Viejo gold and silver streaming agreement (note 29)	27	5.81%	29	6.07%
Other interest	73		34
	$394		$372
Less: interest capitalized	(42)		(29)
	$352		$343
1The effective rate includes the stated interest rate under the debt agreement, amortization of debt issue costs and debt discount/premium and the impact of interest rate contracts designated in a hedging relationship with debt.

BARRICK YEAR-END 2023	150	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Scheduled Debt Repayments1

	Issuer	Maturity Year	2024	2025	2026	2027	2028	2029 and thereafter	Total
7.73% notes[2]	BGC	2025	$—	$7	$—	$—	$—	$—	$7
7.70% notes[2]	BGC	2025	—	5	—	—	—	—	5
7.37% notes[2]	BGC	2026	—	—	32	—	—	—	32
8.05% notes[2]	BGC	2026	—	—	15	—	—	—	15
6.38% notes[2]	BGC	2033	—	—	—	—	—	200	200
5.80% notes	BGC	2034	—	—	—	—	—	200	200
5.80% notes	BGFC	2034	—	—	—	—	—	200	200
6.45% notes[2]	BGC	2035	—	—	—	—	—	300	300
6.35% notes	BHMC	2036	—	—	—	—	—	600	600
7.50% notes[3]	BNAF	2038	—	—	—	—	—	250	250
5.95% notes[3]	BPDAF	2039	—	—	—	—	—	807	807
5.70% notes	BNAF	2041	—	—	—	—	—	850	850
5.25% notes	BGC	2042	—	—	—	—	—	375	375
5.75% notes	BNAF	2043	—	—	—	—	—	850	850
			$—	$12	$47	$—	$—	$4,632	$4,691
Minimum annual payments under leases			$11	$10	$9	$9	$3	$14	$56
1This table illustrates the contractual undiscounted cash flows, and may not agree with the amounts disclosed in the consolidated balance sheet.
2Included in Other debt obligations in the Long-Term Debt table.
3Included in Other fixed rate notes in the Long-Term Debt table.

c)    Derivative Instruments (“Derivatives”)
In the normal course of business, our assets, liabilities and forecasted transactions, as reported in US dollars, are impacted by various market risks including, but not limited to:

Item	Impacted by
● Revenue	● Prices of gold, silver and copper
● Cost of sales
o Consumption of diesel fuel, propane, natural gas, and electricity	o Prices of diesel fuel, propane, natural gas, and electricity
o Non-US dollar expenditures	o Currency exchange rates - US dollar versus A$, ARS, C$, CLP, DOP, EUR, PGK, TZS, XOF, ZAR and ZMW
● General and administration, exploration and evaluation costs	● Currency exchange rates - US dollar versus A$, ARS, C$, CLP, DOP, GBP, PGK, PKR, TZS, XOF, ZAR, and ZMW
● Capital expenditures
o Non-US dollar capital expenditures	o Currency exchange rates - US dollar versus A$, ARS, C$, CLP, DOP, EUR, GBP, PGK, XOF, ZAR, and ZMW
o Consumption of steel	o Price of steel
● Interest earned on cash and equivalents	● US dollar interest rates
● Interest paid on fixed-rate borrowings	● US dollar interest rates

The time frame and manner in which we manage those risks varies for each item based upon our assessment of the risk and available alternatives for mitigating risk. For these particular risks, we believe that derivatives are an appropriate way of managing the risk.
We use derivatives as part of our risk management program to mitigate variability associated with changing market values related to the hedged item. Many of the derivatives we use meet the hedge effectiveness criteria and are designated in a hedge accounting relationship.
Certain derivatives are designated as either hedges of the fair value of recognized assets or liabilities or of firm commitments (“fair value hedges”) or hedges of highly probable forecasted transactions (“cash flow hedges”), collectively known as “accounting hedges”. Hedges that are expected to be highly effective in achieving offsetting changes in fair value or cash flows are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated. Some of the derivatives we use are effective in achieving our risk management objectives, but they do not meet the strict hedge accounting criteria. These derivatives are considered to be “non-hedge derivatives”.
During 2023 and 2022, we did not enter into any derivative contracts for US dollar interest rates, currencies, or commodity inputs. We had no contracts outstanding at December 31, 2023.

BARRICK YEAR-END 2023	151	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
26 ■ Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

a)     Assets and Liabilities Measured at Fair Value on a Recurring Basis

Fair Value Measurements
At December 31, 2023	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs	Aggregate Fair Value
	(Level 1)	(Level 2)	(Level 3)
Other investments[1]	$131	$—	$—	$131
Receivables from provisional copper and gold sales	—	246	—	246
	$131	$246	$—	$377

Fair Value Measurements
At December 31, 2022	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs	Aggregate Fair Value
	(Level 1)	(Level 2)	(Level 3)
Other investments[1]	$112	$—	$—	$112
Derivatives	—	59	—	59
Receivables from provisional copper and gold sales	—	188	—	188
	$112	$247	$—	$359
1   Includes equity investments in other mining companies.

b)   Fair Values of Financial Assets and Liabilities

	At December 31, 2023		At December 31, 2022
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Financial assets
Other assets[1,5]	$807	$807	$1,358	$1,358
Other investments[2]	131	131	112	112
Derivative assets[3]	—	—	59	59
	$938	$938	$1,529	$1,529
Financial liabilities
Debt[4]	$4,726	$5,107	$4,782	$4,922
Other liabilities[5]	574	574	1,562	1,562
	$5,300	$5,681	$6,344	$6,484
1Includes restricted cash and amounts due from our partners and joint ventures.
2Includes equity investments in other mining companies. Recorded at fair value. Quoted market prices are used to determine fair value.
32022 primarily consisted of contingent consideration received as part of the sale of Massawa and Lagunas Norte. During the first quarter of 2023, the final settlement of $46.25 million was received relating to the Massawa contingent consideration. During the fourth quarter of 2023, $15 million was received relating to the Lagunas Norte contingent consideration.
4Debt is generally recorded at amortized cost. The fair value of debt is primarily determined using quoted market prices. Balance includes both current and long-term portions of debt.
52022 other assets include a restricted cash balance and other liabilities include a liability to Antofagasta plc. The restricted cash funded Antofagasta plc’s exit from the Reko Diq project, following its reconstitution as described in note 4. This was settled in the second quarter of 2023.

The fair values of the Company’s remaining financial assets and liabilities, which include cash and equivalents, accounts receivable and trade and other payables approximate their carrying values due to their short-term nature. We do not offset financial assets with financial liabilities.

BARRICK YEAR-END 2023	152	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
c)   Assets Measured at Fair Value on a Non-Recurring Basis Valuation Techniques

At December 31, 2023	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs	Aggregate fair value
	(Level 1)	(Level 2)	(Level 3)
Property, plant and equipment[1]	—	—	54	54
1 Property, plant and equipment were written down by $312 million, which was included in earnings in this period.

Receivables from Provisional Copper and Gold Sales
The fair value of receivables arising from copper and gold sales contracts that contain provisional pricing mechanisms is determined using the appropriate quoted forward price from the exchange that is the principal active market for the particular metal. As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 2 of the fair value hierarchy.

Other Long-Term Assets
The fair value of property, plant and equipment, goodwill, intangibles and other assets is determined primarily using an income approach based on unobservable cash flows and a market multiples approach where applicable, and as a result is classified within Level 3 of the fair value hierarchy. Refer to note 21 for disclosure of inputs used to develop these measures.

27 ■ Provisions

a) Provisions
	As at December 31, 2023	As at December 31, 2022
Environmental rehabilitation (“PER”)	$1,883	$2,013
Post-retirement benefits	36	46
Share-based payments	20	14
Other employee benefits	36	36
Other	83	102
	$2,058	$2,211

b) Environmental Rehabilitation
	2023	2022
At January 1	$2,204	$2,725
PERs divested during the year[1]	(64)	—
Closed Sites
Impact of revisions to expected cash flows recorded in earnings	14	(117)
Settlements
Cash payments	(117)	(102)
Settlement gains	(7)	(5)
Accretion	29	23
Operating Sites
PER revisions in the year	91	(317)
Settlements
Cash payments	(50)	(43)
Settlement gains	(5)	(3)
Accretion	58	43
At December 31	$2,153	$2,204
Current portion (note 24)	(270)	(191)
	$1,883	$2,013
1 Primarily relates to the transfer of our Porgera mine to equity accounting method investment.

The eventual settlement of substantially all PERs estimated is expected to take place between 2024 and 2063.

The total PER has increased in the fourth quarter of 2023 by $56 million primarily due to a decrease in the discount rate, accretion and changes in cost estimates at our U.S. closure sites, Lumwana, Carlin, Cortez, Tongon and Loulo-Gounkoto properties, partially offset by the transfer of our Porgera mine to equity accounting method investment and spending incurred during the quarter. For the year ended December 31, 2023, our PER balance decreased by $51 million primarily due to spending incurred during the year, an increase in the discount rate, and the transfer of our Porgera mine to equity accounting method investment, partially offset by the changes in cost estimates described above, as well as our Phoenix property mainly driven by its conformance to the Global Industry Standard on Tailings Management, combined with accretion. A 1% increase in the discount rate would result in a decrease in the PER by $200 million and a 1% decrease in the discount rate would result in an increase in the PER by $243 million, while holding the other assumptions constant.

BARRICK YEAR-END 2023	153	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
28 ■ Financial Risk Management

Our financial instruments are comprised of financial liabilities and financial assets. Our principal financial liabilities, other than derivatives, comprise accounts payable and debt. The main purpose of these financial instruments is to manage short-term cash flow and raise funds for our capital expenditure program. Our principal financial assets, other than derivative instruments, are cash and equivalents, restricted cash, accounts receivable, notes receivable, JV receivable and JV partner receivable, which arise directly from our operations. In the normal course of business, we use derivative instruments to mitigate exposure to various financial risks.
We manage our exposure to key financial risks in accordance with our financial risk management policy. The objective of the policy is to support the delivery of our financial targets while protecting future financial security. The main risks that could adversely affect our financial assets, liabilities or future cash flows are as follows:
a.Market risk, including commodity price risk, foreign currency and interest rate risk;
b.Credit risk;
c.Liquidity risk; and
d.Capital risk management.

Management designs strategies for managing each of these risks, which are summarized below. Our senior management oversees the management of financial risks. Our senior management ensures that our financial risk-taking activities are governed by policies and procedures and that financial risks are identified, measured and managed in accordance with our policies and our risk appetite. All derivative activities for risk management purposes are carried out by the appropriate personnel.

a) Market Risk
Market risk is the risk that changes in market factors, such as commodity prices, foreign exchange rates or interest rates, will affect the value of our financial instruments. We manage market risk by either accepting it or mitigating it through the use of derivatives and other economic hedging strategies.

Commodity Price Risk
Gold and Copper
We sell our gold and copper production in the world market. The market prices of gold and copper are the primary drivers of our profitability and ability to generate both operating and free cash flow. Our corporate treasury group may implement hedging strategies on an opportunistic basis to protect us from downside price risk on our gold and copper production. We did not enter into any positions during 2023 or 2022 and we do not have any positions outstanding as at December 31, 2023. Our gold and copper production is subject to market prices.

Fuel
We consume diesel fuel and natural gas to run our operations. Diesel fuel is refined from crude oil and is therefore subject to the same price volatility affecting crude oil prices. Therefore, volatility in crude oil and natural gas prices have a direct and indirect impact on our production costs.

Foreign Currency Risk
The functional and reporting currency for all of our operating segments is the US dollar and we report our results using the US dollar. The majority of our operating and capital expenditures are denominated and settled in US dollars. We have exposure to the Argentine peso through operating costs at our Veladero mine, and peso denominated VAT receivable balances. We also have exposure to the Canadian and Australian dollars, Chilean peso, Papua New Guinea kina, Zambian kwacha, Tanzanian shilling, Dominican peso, West African CFA franc, Euro, South African rand, and British pound through mine operating and capital costs. In addition, we also have exposure to the Pakistan rupee through project costs on Reko Diq. Consequently, fluctuations in the US dollar exchange rate against these currencies increase the volatility of cost of sales, general and administrative costs, project costs and overall net earnings, when translated into US dollars.

Interest Rate Risk
Interest rate risk refers to the risk that the value of a financial instrument or cash flows associated with the instruments will fluctuate due to changes in market interest rates. Currently, our interest rate exposure mainly relates to interest receipts on our cash balances ($4.1 billion at the end of the year); the mark-to-market value of derivative instruments; and to the interest payments on our variable-rate debt ($0.1 billion at December 31, 2023).
The effect on net earnings and equity of a 1% change in the interest rate of our financial assets and liabilities as at December 31, 2023 is approximately $30 million (2022: $39 million).

b) Credit Risk
Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. Credit risk arises from cash and equivalents, restricted cash, notes receivable, JV receivable, JV partner receivable, accounts receivable, as well as derivative assets. To mitigate our inherent exposure to credit risk on all financial assets listed above (other than derivative assets) we maintain policies to limit the concentration of credit risk, review counterparty creditworthiness on a monthly basis, and ensure liquidity of available funds. We also invest our excess cash and equivalents in highly rated financial institutions, primarily within the United States and Canada. Furthermore, we sell our gold and copper production into the world market and to financial institutions and private customers with strong credit ratings. Historically, customer defaults have not had a significant impact on our operating results or financial position.
The Company’s maximum exposure to credit risk at the reporting date is the carrying value of each of the financial assets, excluding derivative assets, disclosed as follows:

BARRICK YEAR-END 2023	154	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

	As at December 31, 2023	As at December 31, 2022
Cash and equivalents	$4,148	$4,440
Accounts receivable	693	554
Derivative assets	—	59
Notes receivable	187	160
Kibali JV receivable	505	—
Norte Abierto JV partner receivable	81	172
Restricted cash	101	1,096
	$5,715	$6,481

c) Liquidity Risk
Liquidity risk is the risk of loss from not having access to sufficient funds to meet both expected and unexpected cash demands. We manage our exposure to liquidity risk by maintaining cash reserves, access to undrawn credit facilities and access to public debt markets, by staggering the maturities of outstanding debt instruments to mitigate refinancing risk and by monitoring of forecasted and actual cash flows. Details of the undrawn Credit Facility are included in note 25.
Our capital structure comprises a mix of debt, non-controlling interest and shareholders’ equity. As at December 31, 2023, our total debt was $4.7 billion (debt net of cash and equivalents was $578 million) compared to total debt as at December 31, 2022 of $4.8 billion (debt net of cash and equivalents was $342 million).

Our operating cash flow is dependent on the ability of our operations to deliver projected future cash flows. The market prices of gold, and to a lesser extent copper, are the primary drivers of our operating cash flow. Other options to enhance liquidity include further portfolio optimization and the creation of new joint ventures and partnerships; issuance of equity securities in the public markets or to private investors, which could be undertaken for liquidity enhancement and/or in connection with establishing a strategic partnership; issuance of long-term debt securities in the public markets or to private investors (Moody’s and S&P currently rate Barrick’s outstanding long-term debt as investment grade, with ratings of A3 and BBB+, respectively); and drawing on the $3.0 billion available under our undrawn Credit Facility (subject to compliance with covenants and the making of certain representations and warranties, this facility is available for drawdown as a source of financing). The key financial covenant in the Credit Facility (undrawn as at December 31, 2023) requires Barrick to maintain a net debt to total capitalization ratio, as defined in the agreement, of 0.60:1 or lower (Barrick’s net debt to total capitalization ratio was 0.02:1 as at December 31, 2023).
The following table outlines the expected maturity of our significant financial assets and liabilities into relevant maturity groupings based on the remaining period from the balance sheet date to the contractual maturity date. As the amounts presented in the table are the contractual undiscounted cash flows, these balances may not agree with the amounts disclosed in the balance sheet.

BARRICK YEAR-END 2023	155	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

As at December 31, 2023
(in $ millions)	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Cash and equivalents	$4,148	$—	$—	$—	$4,148
Accounts receivable	693	—	—	—	693
Notes receivable	—	46	3	138	187
Kibali JV receivable	148	314	43	—	505
Norte Abierto JV partner receivable	20	10	—	51	81
Restricted cash	—	4	—	97	101
Trade and other payables	1,503	—	—	—	1,503
Debt	11	78	12	4,646	4,747
Other liabilities	69	243	89	173	574
As at December 31, 2022
(in $ millions)	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Cash and equivalents	$4,440	$—	$—	$—	$4,440
Accounts receivable	554	—	—	—	554
Notes receivable	—	11	3	146	160
Norte Abierto JV partner receivable	23	25	—	124	172
Restricted cash	945	15	—	136	1,096
Derivative assets	59	—	—	—	59
Trade and other payables	1,556	—	—	—	1,556
Debt	13	30	64	4,697	4,804
Other liabilities	1,017	210	76	259	1,562

d) Capital Risk Management
Our objective when managing capital is to provide value for shareholders by maintaining an optimal short-term and long-term capital structure in order to reduce the overall cost of capital while preserving our ability to continue as a going concern. Our capital management objectives are to safeguard our ability to support our operating requirements on an ongoing basis, continue the development and exploration of our mineral properties and support any expansion plans. Our objectives are also to ensure that we maintain a strong balance sheet and optimize the use of debt and equity to support our business and maintain financial flexibility in order to provide meaningful returns to shareholders and maximize shareholder value. We define capital as total debt less cash and equivalents and it is managed by management subject to approved policies and limits by the Board of Directors. We have no significant financial covenants or capital requirements with our lenders or other parties other than what is discussed under liquidity risk in note 28c.

29 ■ Other Non-Current Liabilities

	As at December 31, 2023	As at December 31, 2022
Deposit on Pascua-Lama silver sale agreement	$162	$158
Deposit on Pueblo Viejo gold and silver streaming agreement[1]	398	415
Long-term income tax payable	165	200
GoT shareholder loan	82	118
Pueblo Viejo JV partner shareholder loan	383	318
Provision for offsite remediation	34	32
Other	17	88
	$1,241	$1,329
1Revenues of $36 million were recognized in 2023 (2022: $40 million) through the draw-down of our streaming liabilities relating to a contract in place at Pueblo Viejo.

Government of Tanzania Shareholder Loan
On January 24, 2020, Barrick formalized the establishment of a joint venture between Barrick and the Government of Tanzania (“GoT”). Effective January 1, 2020, the GoT received a 16% interest in the shareholder loans owed by Bulyanhulu and Buzwagi, of which $167 million was payable to the GoT. During 2023 and 2022, $37 million and $32 million, respectively, was offset against VAT.

BARRICK YEAR-END 2023	156	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Pueblo Viejo Shareholder Loan
In November 2020, Pueblo Viejo entered into a $1.3 billion loan facility agreement with its shareholders (the “PV Shareholder Loan”) to provide long-term financing to expand the mine. The shareholders will lend funds pro rata in accordance with their shareholding in Pueblo Viejo. The PV Shareholder Loan is broken up into two facilities: $0.8 billion of funds that could be drawn on a pro rata basis until June 30, 2022 (“Facility I”) and $0.5 billion of funds that can be drawn on a pro rata basis until June 30, 2025 (“Facility II”). During 2022, Facility I was extended to December 31, 2022. Starting in 2023, amortized repayments for Facility I began twice yearly on the scheduled repayment dates, with a final maturity date of February 28, 2032. Amortized repayments for Facility II are due to begin twice yearly on the scheduled repayment dates after June 30, 2025, with a final maturity date of February 28, 2035. The interest rate on drawn amounts is SOFR plus 400 basis points.
During 2022, 2021 and 2020, $369 million, $327 million and $104 million, respectively, were drawn on Facility I, fully drawing it down, including $147 million, $131 million and $42 million, respectively, from Barrick’s Pueblo Viejo JV partner. During 2023, $80 million was repaid on Facility I, including $32 million from Barrick’s Pueblo Viejo JV partner.
During 2023 and 2022, $242 million and $75 million, respectively, were drawn on Facility II, including $97 million and $30 million, respectively, from Barrick’s Pueblo Viejo JV partner.

Pascua-Lama Silver Sale Agreement
Our silver sale agreement with Wheaton requires us to deliver 25%  of the life of mine silver production from the Pascua-Lama project once it is constructed and required delivery of 100% of silver production from the Lagunas Norte, Pierina and Veladero mines until March 31, 2018. In return, we were entitled to an upfront cash payment of $625 million payable over three years from the date of the agreement, as well as ongoing payments in cash of the lesser of $3.90 (subject to an annual inflation adjustment of 1 percent starting three years after project completion at Pascua-Lama) and the prevailing market price for each ounce of silver delivered under the agreement. An imputed interest expense was recorded on the liability at the rate implicit in the agreement. The liability plus imputed interest was amortized based on the difference between the effective contract price for silver and the amount of the ongoing cash payment per ounce of silver delivered under the agreement. The completion date guarantee under the silver sale agreement for Pascua-Lama was originally December 31, 2015 but was subsequently extended to June 30, 2020. Per the terms of the amended silver purchase agreement, if the requirements of the completion guarantee were not satisfied by June 30, 2020, then Wheaton had the right to terminate the agreement within 90 days of that date, in which case, they would have been entitled to the return of the upfront consideration paid less credit for silver delivered up to the date of that event.
Given that, as of September 28, 2020, Wheaton had not exercised its termination right, a residual liability of $253 million remains due on September 1, 2039 (assuming no future deliveries are made). This residual cash liability was remeasured to $148 million as at September 30, 2020, which was the present value of the liability due in 2039 discounted at a rate estimated for comparable liabilities, including Barrick's outstanding debt. The liability had a balance of $162 million as at December 31, 2023 and is measured at amortized cost.

Pueblo Viejo Gold and Silver Streaming Agreement
On September 29, 2015, we closed a gold and silver streaming transaction with Royal Gold, Inc. (“Royal Gold”) for production linked to Barrick’s 60% interest in the Pueblo Viejo mine. Royal Gold made an upfront cash payment of $610 million and will continue to make cash payments for gold and silver delivered under the agreement. The $610 million upfront payment is not repayable and Barrick is obligated to deliver gold and silver based on Pueblo Viejo’s production. We have accounted for the upfront payment as deferred revenue and will recognize it in earnings, along with the ongoing cash payments, as the gold and silver is delivered to Royal Gold. We will also be recording accretion expense on the deferred revenue balance as the time value of the upfront deposit represents a significant component of the transaction.
Under the terms of the agreement, Barrick will sell gold and silver to Royal Gold equivalent to:
•7.5% of Barrick’s interest in the gold produced at Pueblo Viejo until 990,000 ounces of gold have been delivered, and 3.75% thereafter. As at December 31, 2023, approximately 343,000 ounces of gold have been delivered.
•75% of Barrick’s interest in the silver produced at Pueblo Viejo until 50 million ounces have been delivered, and 37.5% thereafter. Silver will be delivered based on a fixed recovery rate of 70%. Silver above this recovery rate is not subject to the stream. As at December 31, 2023, approximately 12 million ounces of silver have been delivered.

Barrick will receive ongoing cash payments from Royal Gold equivalent to 30% of the prevailing spot prices for the first 550,000 ounces of gold and 23.1 million ounces of silver delivered. Thereafter payments will double to 60% of prevailing spot prices for each subsequent ounce of gold and silver delivered. Ongoing cash payments to Barrick are tied to prevailing spot prices rather than fixed in advance, maintaining exposure to higher gold and silver prices in the future.

BARRICK YEAR-END 2023	157	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
30 ■ Deferred Income Taxes

Recognition and Measurement
We record deferred income tax assets and liabilities where temporary differences exist between the carrying amounts of assets and liabilities in our balance sheet and their tax bases. The measurement and recognition of deferred income tax assets and liabilities takes into account: substantively enacted rates that will apply when temporary differences reverse; interpretations of relevant tax legislation; estimates of the tax bases of assets and liabilities; and the deductibility of expenditures for income tax purposes. In addition, the measurement and recognition of deferred tax assets takes into account tax planning strategies. We recognize the effect of changes in our assessment of these estimates and factors when they occur. Changes in deferred income tax assets and liabilities are allocated between net income, other comprehensive income, equity and goodwill based on the source of the change.
Current income taxes of $5 million have been provided in the year on the undistributed earnings of certain foreign subsidiaries. Our total income tax provision for these items as at December 31, 2023 is $12 million. Deferred income taxes have not been provided on the undistributed earnings of all other foreign subsidiaries for which we are able to control the timing of the remittance, and it is probable that there will be no remittance in the foreseeable future. These undistributed earnings amounted to $12,915 million as at December 31, 2023.

Sources of Deferred Income Tax Assets and Liabilities

	As at December 31, 2023	As at December 31, 2022
Deferred tax assets
Tax loss carryforwards	$292	$307
Tax credits	58	—
Environmental rehabilitation	270	205
Post-retirement benefit obligations and other employee benefits	17	31
Other working capital	115	85
Other	10	10
	$762	$638
Deferred tax liabilities
Property, plant and equipment	(3,748)	(3,476)
Inventory	(446)	(389)
Accrued interest payable	(7)	(1)
	($3,439)	($3,228)
Classification:
Non-current assets	$—	$19
Non-current liabilities	(3,439)	(3,247)
	($3,439)	($3,228)

Expiry Dates of Tax Losses

	2024	2025	2026	2027	2028+	No expiry date	Total
Non-capital tax losses[1]
Barbados	$212	$218	$2	$119	$10	$—	$561
Canada		2	1	69	2,133	—	2,205
Chile	—	—	—	—	—	1,048	1,048
Peru	—	—	—	—	—	100	100
Saudi Arabia	—	—	—	—	—	330	330
Tanzania	—	—	—	—	—	1,108	1,108
United Kingdom	—	—	—	—	—	165	165
Others	1	1	1	36	62	45	146
	$213	$221	$4	$224	$2,205	$2,796	$5,663
1Represents the gross amount of tax loss carryforwards translated at closing exchange rates at December 31, 2023.

The non-capital tax losses include $4,834 million of losses which are not recognized in deferred tax assets. Of these, $213 million expire in 2024, $221 million expire in 2025, $4 million expire in 2026, $224 million expire in 2027, $2,143 million expire in 2028 or later, and $2,029 million have no expiry date.

Recognition of Deferred Tax Assets
We recognize deferred tax assets taking into account the effects of local tax law. Deferred tax assets are fully recognized when we conclude that sufficient positive evidence exists to demonstrate that it is probable that a deferred tax asset will be realized. The main factors considered are:
•Historic and expected future levels of taxable income;
•Tax plans that affect whether tax assets can be realized; and
•The nature, amount and expected timing of reversal of taxable temporary differences.

Levels of future income are mainly affected by: market prices for gold, copper and silver; forecasted future costs and expenses to produce gold and copper; quantities of proven and probable gold and copper reserves; market interest rates; and foreign currency exchange rates. If these factors or other circumstances change, we record an adjustment to the recognition of deferred tax assets to reflect our latest assessment of the amount of deferred tax assets that is probable will be realized.

BARRICK YEAR-END 2023	158	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Deferred Tax Assets Not Recognized

	As at December 31, 2023	As at December 31, 2022
Argentina	$—	$154
Australia	303	306
Barbados	31	53
Canada	904	954
Chile	1,109	1,084
Côte d'Ivoire	8	6
Mali	10	9
Peru	67	65
Saudi Arabia	67	65
Tanzania	110	109
United Kingdom	41	22
United States	26	15
Others	12	4
	$2,688	$2,846
Deferred tax assets not recognized relate to: non-capital loss carryforwards of $1,163 million (2022: $1,168 million), capital loss carryforwards with no expiry date of $251 million (2022: $262 million), and other deductible temporary differences with no expiry date of $1,274 million (2022: $1,416 million).

Source of Changes in Deferred Tax Balances
For the years ended December 31	2023	2022
Temporary differences
Property, plant and equipment	($272)	$80
Environmental rehabilitation	64	(56)
Tax loss carryforwards	(14)	(23)
AMT and other tax credits	58	(10)
Inventory	(58)	27
Other	11	18
	($211)	$36
Intraperiod allocation to:
Income before income taxes	($181)	$41
Derecognition of Porgera´s joint operation	(29)	—
Income tax payable	2	(2)
Other comprehensive income	(3)	(5)
Other	—	2
	($211)	$36

Income Tax Related Contingent Liabilities
	2023	2022
At January 1	$60	$257
Additions based on uncertain tax positions related to prior years	1	1
Additions based on uncertain tax positions related to the current year	5	7
Reductions for tax positions of prior years	(18)	(45)
Reclassifications[1]	—	(160)
At December 31[2]	$48	$60
1Following the full implementation of the Framework Agreement in Tanzania, the agreed payment obligations are shown in current and long-term income tax payables.
2If reversed, the total amount of $48 million would be recognized as a benefit to income taxes on the income statement, and therefore would impact the reported effective tax rate.

Tax Years Still Under Examination
Argentina	2010-2011, 2016-2023
Australia	2019-2023
Canada	2016-2023
Chile	2015-2023
Côte d'Ivoire	2020-2023
Democratic Republic of Congo	2022-2023
Dominican Republic	2020-2023
Mali	2017-2023
Papua New Guinea	2023
Peru	2018-2023
Saudi Arabia	2019-2023
Tanzania	2018-2023
United States	2023
Zambia	2018-2023

31 ■ Capital

Authorized Capital Stock
Our authorized capital stock is composed of an unlimited number of common shares (issued 1,755,569,554 common shares as at December 31, 2023). Our common shares have no par value.

Dividends
In 2023, we declared and paid dividends in US dollars totaling $700 million (2022: $1,143 million).
The Company’s dividend reinvestment plan resulted in $3 million (2022: $5 million) reinvested into the Company.

Share Buyback Program
At the February 14, 2023 meeting, the Board of Directors authorized a share buyback program for the repurchase of up to $1.0 billion of the Company’s outstanding common shares over the following 12 months. In 2023, Barrick did not purchase any shares under this program. At the February 13, 2024 meeting, the Board of Directors authorized a new share buyback program for the repurchase of up to $1.0 billion of the Company’s outstanding common shares over the next 12 months.
The actual number of common shares that may be purchased, and the timing of any such purchases, will be determined by Barrick based on a number of factors, including the Company’s financial performance, the availability of cash flows, and the consideration of other uses of cash, including capital investment opportunities, returns to shareholders, and debt reduction.
The repurchase program does not obligate the Company to acquire any particular number of common shares, and the repurchase program may be suspended or discontinued at any time at the Company’s discretion.

BARRICK YEAR-END 2023	159	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
32 ■ Non-Controlling Interests

a) Non-Controlling Interests (“NCI”) Continuity
	Nevada Gold Mines	Pueblo Viejo	Tanzania Mines[1]	Loulo-Gounkoto	Tongon	Reko Diq	Other	Total
NCI in subsidiary at December 31, 2023	38.5%	40%	16%	20%	10.3%	50%	Various
At January 1, 2022	$6,061	$1,189	$298	$953	$29	$—	($80)	$8,450
Acquisitions	—	—	—	—	—	329	—	329
Share of income (loss)	633	96	35	(179)	—	—	—	585
Disbursements	(626)	(157)	(12)	(35)	(16)	—	—	(846)
At December 31, 2022	$6,068	$1,128	$321	$739	$13	$329	($80)	$8,518
Share of income (loss)	548	63	25	69	7	(31)	—	681
Cash contributed	—	—	—	—	—	40	—	40
Disbursements	(454)	(48)	(24)	(48)	(4)	—	—	(578)
At December 31, 2023	$6,162	$1,143	$322	$760	$16	$338	($80)	$8,661
1Tanzania mines consist of the two operating mines, North Mara and Bulyanhulu.

b) Summarized Financial Information on Subsidiaries with Material Non-Controlling Interests
Summarized Balance Sheets

	Nevada Gold Mines		Pueblo Viejo		Tanzania Mines[1]		Loulo-Gounkoto		Tongon		Reko Diq
	As at Dec. 31, 2023	As at Dec. 31, 2022	As at Dec. 31, 2023	As at Dec. 31, 2022	As at Dec. 31, 2023	As at Dec. 31, 2022	As at Dec. 31, 2023	As at Dec. 31, 2022	As at Dec. 31, 2023	As at Dec. 31, 2022	As at Dec. 31, 2023
Current assets	$2,531	$2,408	$547	$485	$303	$437	$782	$928	$118	$158	$21
Non-current assets	14,094	13,863	5,244	5,003	2,006	1,917	3,747	3,602	225	165	752
Total assets	$16,625	$16,271	$5,791	$5,488	$2,309	$2,354	$4,529	$4,530	$343	$323	$773
Current liabilities	704	586	1,079	889	760	800	171	189	135	170	62
Non-current liabilities	1,147	1,135	1,538	1,421	409	422	539	560	68	46	—
Total liabilities	$1,851	$1,721	$2,617	$2,310	$1,169	$1,222	$710	$749	$203	$216	$62
Summarized Statements of Income

	Nevada Gold Mines		Pueblo Viejo		Tanzania Mines[1]		Loulo-Gounkoto		Tongon		Reko Diq
For the years ended December 31	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023
Revenue	$6,051	$5,573	$1,118	$1,303	$1,033	$1,032	$1,335	$1,236	$398	$356	$—
Income (loss) from continuing operations after tax	1,645	3,018	108	170	158	210	326	(912)	64	(4)	(62)
Other comprehensive income (loss)	(8)	1	—	—	—	—	—	—	—	—	—
Total comprehensive income (loss)	$1,637	$3,019	$108	$170	$158	$210	$326	($912)	$64	($4)	($62)
Dividends paid to NCI[2]	$454	$626	$48	$60	$—	$3	$48	$35	$4	$13	$—

Summarized Statements of Cash Flows

	Nevada Gold Mines		Pueblo Viejo		Tanzania Mines[1]		Loulo-Gounkoto		Tongon		Reko Diq
For the years ended December 31	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023
Net cash provided by (used in) operating activities	$2,667	$2,693	$447	$524	$238	$275	$467	$459	$82	$75	($38)
Net cash used in investing activities	(1,405)	(1,103)	(429)	(599)	(311)	(253)	(375)	(322)	(30)	(32)	(3)
Net cash provided by (used in) financing activities	(1,182)	(1,631)	42	67	(46)	(222)	(196)	(176)	(103)	(76)	54
Net increase (decrease) in cash and cash equivalents	$80	($41)	$60	($8)	($119)	($200)	($104)	($39)	($51)	($33)	$13
1Tanzania mines consist of the two operating mines, North Mara and Bulyanhulu.
2Includes partner distributions.

BARRICK YEAR-END 2023	160	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
33 ■ Related Party Transactions

The Company’s related parties include its subsidiaries, joint operations, joint ventures and key management personnel. During its normal course of operations, the Company enters into transactions with its related parties for goods and services. Transactions between the Company and its subsidiaries and joint operations, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note. There were no other material related party transactions reported in the year.

Remuneration of Key Management Personnel
Key management personnel include the members of the Board of Directors and the executive leadership team. Compensation for key management personnel (including Directors) was as follows:

For the years ended December 31	2023	2022
Salaries and short-term employee benefits[1]	$25	$33
Post-employment benefits[2]	3	4
Share-based payments and other[3]	27	31
	$55	$68
1 Includes annual salary and annual short-term incentives/other bonuses earned in the year.
2 Represents Company contributions to retirement savings plans.
3 Relates to DSU, RSU, and PGSU grants and other compensation.

34 ■ Stock-Based Compensation

a)    Restricted Share Units (RSUs) and Deferred Share Units (DSUs)
Compensation expense for RSUs was a $30 million charge to earnings in 2023 (2022: $23 million) and is presented as a component of general and administrative expenses and cost of sales, consistent with the classification of other elements of compensation expense for those employees who had RSUs.
Compensation expense for RSUs incorporates an expected forfeiture rate. The expected forfeiture rate is estimated based on historical forfeiture rates and expectations of future forfeiture rates. We make adjustments if the actual forfeiture rate differs from the expected rate. At December 31, 2023, the weighted average remaining contractual life of RSUs was 0.82 years (2022: 0.80 years).

DSU and RSU Activity (Number of Units in Thousands)

	DSUs	Fair value	RSUs	Fair value
At January 1, 2022	678	$12.6	2,518	$31.0
Settled for cash	—	—	(1,656)	(29.2)
Granted	159	2.9	1,406	24.2
Credits for dividends	—	—	69	1.3
Change in value	—	(1.1)	—	(1.0)
At December 31, 2022	837	$14.4	2,337	$26.3
Settled for cash	—	—	(1,383)	(23.2)
Granted	174	2.9	1,820	32.9
Credits for dividends	—	—	81	1.4
Change in value	—	1.0	—	(3.4)
At December 31, 2023	1,011	$18.3	2,855	$34.0

b)    Performance Granted Share Units (PGSUs)
In 2014, Barrick launched a PGSU plan. Under this plan, selected employees are granted PGSUs, where each PGSU has a value equal to one Barrick common share. At December 31, 2023, 3,002 thousand units had been granted at a fair value of $36 million (2022: 3,117 thousand units at a fair value of $38 million).

BARRICK YEAR-END 2023	161	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
35 ■ Contingencies

Certain conditions may exist as of the date the financial statements are issued that may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The impact of any resulting loss from such matters affecting these financial statements and noted below may be material.

Litigation and Claims
In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in such proceedings, the Company, with assistance from its legal counsel, evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

Pascua-Lama – Proposed Canadian Securities Class Actions
Proposed securities class actions have been commenced against the Company and four of its former senior executives (Aaron Regent, Jamie Sokalsky, Ammar Al-Joundi and Peter Kinver) in Ontario and Quebec. The proceedings pertain to the Company’s public disclosures concerning the Pascua-Lama Project. In the Ontario litigation, the Plaintiffs have alleged that Barrick made false and misleading statements to the investing public during the period from approximately July 2011 to October 2013 relating to capital cost and schedule estimates for Pascua-Lama, environmental compliance matters in Chile, as well as various accounting and financial reporting matters. The claim for damages is stated to be more than $3 billion.
In the Quebec litigation, the Plaintiff has alleged that Barrick made misrepresentations during the period from approximately April 2011 to October 2013 concerning environmental compliance matters in Chile. An unspecified amount of damages is being sought.
In both Ontario and Quebec, the Plaintiffs have asserted claims under the secondary market liability provisions of applicable securities legislation (as well as other claims). In order to pursue statutory claims of that nature, “leave to proceed” must be obtained from the Court. In addition, in order to pursue any claims on behalf of a class of shareholders, an order certifying an action as a class proceeding must be obtained from the Court.
In March 2020, the Superior Court of Quebec denied the Plaintiff’s motions for leave to proceed and for class certification in their entirety.
The Plaintiff appealed to the Quebec Court of Appeal, which rendered its decision on December 19, 2022. The Court of Appeal allowed the appeal in part. It granted leave to proceed as against the Company, Mr. Sokalsky and Mr. Al-Joundi in respect of a statutory secondary market claim pertaining to a statement concerning the water management system in Chile made by the Company in its Management’s Discussion & Analysis for the second quarter of 2012. The Court of Appeal also granted class certification in respect of that claim, authorizing the Plaintiff to represent a class of shareholders who acquired Barrick shares during the period from July 26, 2012 to October 31, 2012. The remainder of the appeal was dismissed.
The matter was returned to the Superior Court of Quebec and a case management judge was assigned.
On March 20, 2023, the Superior Court issued an Order suspending certain deadlines for three months on consent of the parties. This suspension was subsequently extended until November 15, 2023 and has now expired.
In October 2019, the Ontario Superior Court of Justice granted the Plaintiffs leave to proceed as against the Company, Mr. Sokalsky and Mr. Al-Joundi in respect of a claim concerning the same statement in Barrick’s Management’s Discussion & Analysis for the second quarter of 2012 referred to above. The Court dismissed all of the other statutory secondary market misrepresentation claims at issue.
The Plaintiffs filed an appeal to the Court of Appeal for Ontario. In February 2021, the Court of Appeal allowed the Plaintiffs’ appeal in part. The Court of Appeal set aside the Superior Court’s decision dismissing statutory secondary market misrepresentation claims pertaining to the Company’s capital cost and scheduling estimates as well as to certain accounting and financial reporting issues, and remitted to the Ontario Superior Court the issue of whether leave to proceed should be granted in respect of those claims. The Court of Appeal upheld the Superior Court’s decision dismissing statutory secondary market misrepresentation claims pertaining to certain environmental matters in Chile.
The Superior Court heard the Plaintiffs’ motion for leave to proceed in respect of the cost, scheduling, accounting and financial reporting claims in January 2022. The Court decided the motion in decisions released on March 22 and July 18, 2022. The Court granted leave to proceed as against Barrick, Mr. Regent and Mr. Sokalsky in respect of claims pertaining to capital cost and schedule estimates disclosed by the Company in 2012. All of the remaining cost and scheduling claims, and all of the accounting and financial reporting claims, were dismissed. The Plaintiffs once again filed an appeal with the Court of Appeal for Ontario. The hearing of the appeal was held on December 13, 2023. On February 13, 2024, the Court of Appeal dismissed the Plaintiffs’ appeal in its entirety.
The motion for class certification in Ontario has not yet been heard. The Ontario Superior Court has indicated that it does not intend to hear that motion until after the Plaintiffs’ motion for leave to proceed has been fully determined.
The Company intends to vigorously defend the proposed Canadian securities class actions. No amounts have been recorded for any potential liability arising from any of the proposed class actions, as the Company cannot reasonably predict the outcome in either Ontario or Quebec.

Pascua-Lama – SMA Regulatory Sanctions
In May 2013, Compañía Minera Nevada (“CMN”), Barrick’s Chilean subsidiary that holds the Chilean portion of the Pascua-Lama project (the “Project”), received a resolution (the “Original Resolution”) from Chile’s environmental regulator (the Superintendencia del Medio Ambiente, or “SMA”) that required CMN to complete the water management system in accordance with the Project’s environmental permit before resuming construction activities. The Original Resolution also required CMN to pay an administrative fine of approximately $16 million, which CMN paid in May 2013.

BARRICK YEAR-END 2023	162	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
In June 2013, a group of local farmers and indigenous communities challenged the Original Resolution. The challenge, which was brought in the Environmental Court of Santiago, claimed that the fine was inadequate and requested more severe sanctions, including the revocation of the Project’s environmental permit. The SMA and CMN, which was joined as a party to this proceeding, defended the Original Resolution.
On March 3, 2014, the Santiago Environmental Court annulled the Original Resolution and remanded the matter back to the SMA for further consideration in accordance with its decision (the “Environmental Court Decision”). On December 30, 2014, the Chilean Supreme Court declined to consider CMN’s appeal of the Environmental Court Decision.
As a result of the Supreme Court’s ruling, on April 22, 2015, the SMA reopened the administrative proceeding against CMN in accordance with the Environmental Court Decision.
On that same date, CMN was notified that the SMA had initiated a new administrative proceeding for alleged deviations from certain requirements of the Project’s environmental approval. In May 2015, CMN submitted a compliance program to address certain allegations and presented its defense to the remainder of the alleged deviations. The SMA rejected CMN’s proposed compliance program on June 24, 2015 and denied CMN’s administrative appeal of that decision on July 31, 2015. On December 30, 2016, the Environmental Court rejected CMN’s challenge and CMN declined to appeal this decision.
On June 8, 2016, the SMA consolidated the two administrative proceedings against CMN into a single proceeding.
On January 17, 2018, CMN received the revised resolution (the “Revised Resolution”) from the SMA, which reduced the original administrative fine from approximately $16 million to $11.5 million and ordered the closure of existing surface facilities on the Chilean side of the Project in addition to certain monitoring activities. The Revised Resolution did not revoke the Project’s environmental approval. CMN filed an appeal of the Revised Resolution on February 3, 2018 with the First Environmental Court of Antofagasta (the “Antofagasta Environmental Court”).
On October 12, 2018, the Antofagasta Environmental Court issued an administrative ruling ordering review of the SMA sanctions. The Antofagasta Environmental Court rejected four of the five closure orders contained in the Revised Resolution and remanded the related environmental infringements back to the SMA for further consideration. However, it upheld the SMA’s fifth order for the closure of the Chilean side of the Project.
Following the issuance of the Revised Resolution, the Company reversed the estimated amount recorded for any additional proposed administrative fines in this matter. In addition, the Company reclassified Pascua-Lama’s proven and probable gold reserves as measured and indicated resources and recorded a pre-tax impairment of $429 million in the fourth quarter of 2017.
On March 14, 2019, the Chilean Supreme Court annulled the October 12, 2018 administrative decision of the Antofagasta Environmental Court on procedural grounds and remanded the case back for review by a different panel of judges. The Chilean Supreme Court did not review the merits of the Revised Resolution.
On September 17, 2020, the Antofagasta Environmental Court issued a ruling in which it upheld the closure order and sanctions in the Revised Resolution. As part of its ruling, it also ordered the SMA to reevaluate certain environmental infringements, which may result in the imposition of additional fines against CMN. The Company did not appeal, and the Chilean side of the Pascua-Lama project is being transitioned to closure in accordance with that ruling.
On July 12, 2022, the Chilean Supreme Court rejected a challenge to the Antofagasta Environmental Court’s decision filed by a group of local farmers who claimed more stringent sanctions were appropriate. As a result, the SMA will determine the appropriate administrative fine to be imposed on CMN with respect to two environmental infringements.
No amounts have been recorded for any potential liability arising from this matter, as the Company cannot reasonably predict the amount of the additional administrative fine to be imposed by the SMA.
Veladero – Operational Incidents and Associated Proceedings
Minera Andina del Sol SRL (formerly, Minera Argentina Gold SRL) (“MAS”), the joint venture company that operates the Veladero mine, is the subject of various regulatory proceedings related to operational incidents at the Veladero Valley Leach Facility (“VLF”) occurring in March 2017 (the “March 2017 incident”), September 2016 (the “September 2016 incident”) and September 2015 (the “September 2015 incident”), and involving the San Juan Provincial mining authority, the Argentine federal government, and certain residents of Jachal, Argentina. Regulatory authorities were notified following the occurrence of each of these incidents, and remediation and/or monitoring activities were undertaken as appropriate. Although the September 2015 incident resulted in the release of cyanide-bearing process solution into a nearby waterway, environmental monitoring conducted by MAS and an independent third party has demonstrated that the incident posed no risk to human health at downstream communities. Monitoring and inspection following the September 2016 incident and remediation and inspection following the March 2017 incidents confirmed that those incidents did not result in any long-term environmental impacts.

Regulatory Proceedings and Actions
San Juan Provincial Regulatory Proceedings
On October 9, 2015, the San Juan Provincial mining authority initiated an administrative sanction process against MAS for alleged violations of the Mining Code relating to the September 2015 incident. MAS was formally notified of the imposition of an administrative fine in connection with the incident on March 15, 2016. MAS sought reconsideration of certain aspects of the decision but paid the administrative fine of approximately $10 million (at the then-applicable Argentine peso to U.S. dollar exchange rate) while the request for reconsideration was pending. After the San Juan government rejected MAS’ administrative appeal of this decision, on September 5, 2017, the Company commenced a legal action to continue challenging certain aspects of the decision before the San Juan courts, which is ongoing.

BARRICK YEAR-END 2023	163	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
MAS is also the subject of a consolidated provincial regulatory proceeding related to the September 2016 incident and the March 2017 incident. MAS received notice of a resolution on December 27, 2017, from the San Juan Provincial mining authority requiring payment of an administrative fine of approximately $5.6 million (calculated at the prevailing exchange rate on December 31, 2017) for both the September 2016 incident and the March 2017 incident. On January 23, 2018, in accordance with local requirements, MAS paid the administrative fine and filed a request for reconsideration and an appeal with the San Juan Provincial mining authority. MAS was notified in March 2018 that the San Juan Provincial mining authority had rejected the request for reconsideration of the administrative fine. The pending appeal will be heard and decided by the Governor of San Juan.

Provincial Amparo Action
Following the March 2017 incident, an “amparo” protection action (the “Provincial Amparo Action”) was filed against MAS in the Jachal First Instance Court, San Juan Province (the “Jachal Court”) by individuals who claimed to be living in Jachal, San Juan Province, Argentina, seeking the cessation of all activities at the Veladero mine or, alternatively, a suspension of the mine’s leaching process. On March 30, 2017, the Jachal Court rejected the request for an injunction to cease all activities at the Veladero mine, but ordered, among other things, the suspension of the leaching process. The Jachal Court lifted the leaching process suspension in June 2017. The Jachal Court tried to join this proceeding with the Federal Amparo Action (as defined below), triggering a jurisdictional dispute. On December 26, 2019, the Argentine Supreme Court ruled on the jurisdictional dispute in favor of the Federal Court in connection with the Federal Amparo Action described below, meaning that the Jachal Court has retained jurisdiction over the Provincial Amparo Action and the two amparo actions were not effectively joined. The Provincial Amparo Action case file has not yet been remitted to the Jachal Court by the Supreme Court (see “Federal Amparo Action” below).

Federal Amparo Action
On April 4, 2017, the National Minister of Environment of Argentina filed an amparo protection action in the Federal Court in connection with the March 2017 incident (the “Federal Amparo Action”) seeking an order requiring the cessation and/or suspension of activities at the Veladero mine. MAS submitted extensive information to the Federal Court about the incident, the then-existing administrative and provincial judicial suspensions, the remedial actions taken by the Company and the lifting of the suspension orders described in the Provincial Amparo Action above, and challenged the jurisdiction of the Federal Court as well as the standing of the National Minister of Environment and requested that the matter be remanded to the Jachal Court. The Province of San Juan also challenged the jurisdiction of the Federal Court in this matter. On December 26, 2019, the Argentine Supreme Court ruled on the jurisdictional dispute in favor of the Federal Court. The Company was notified on October 1, 2020, that the National Ministry of the Environment had petitioned the Federal Court to resume the proceedings following the Supreme Court’s decision that the Federal Court is competent to hear the case. The
Federal Court ordered the resumption of the proceedings on February 19, 2021.
On October 12, 2022, MAS received notice of the Federal Amparo Action. MAS submitted its response on October 27, 2022. The matter remains pending before the Federal Court.

Civil Action
On December 15, 2016, MAS was served notice of a civil action filed before the San Juan Provincial Court by certain persons allegedly living in Jachal, San Juan Province, claiming to be affected by the Veladero mine and, in particular, the VLF. The plaintiffs requested a court order that MAS cease leaching metals with cyanide solutions, mercury and other similar substances at the mine and replace that process with one that is free of hazardous substances, implement a closure and remediation plan for the VLF and surrounding areas, and create a committee to monitor this process. These claims were supplemented by new allegations that the risk of environmental damage had increased as a result of the March 2017 incident. MAS replied to the lawsuit in February 2017 and it also responded to the supplemental claim and intends to continue defending this matter vigorously.

Criminal Matters
Federal Criminal Matters
A federal criminal investigation was initiated by a Buenos Aires federal court (the “Federal Court”) based on the alleged failure of certain current and former federal and provincial government officials and individual directors of MAS to prevent the September 2015 incident (the “Federal Investigation”). On May 5, 2016, the National Supreme Court of Argentina limited the scope of the Federal Investigation to the potential criminal liability of the federal officials, ruling that the Federal Court does not have jurisdiction to investigate the solution release.
On April 11, 2018, the federal judge indicted three former federal officials, alleging breach of duty in connection with their actions and omissions related to the failure to maintain adequate environmental controls during 2015 and the case was sent to trial. The proceeding poses no risk of conviction or liability for any of the directors of MAS.

Glacier Investigation
On October 17, 2016, a separate criminal investigation was initiated by the federal judge overseeing the Federal Investigation based on the alleged failure of federal officials to regulate the Veladero mine under Argentina’s glacier legislation (the “Glacier Investigation”) with regard to the September 2015 incident. On June 16, 2017, MAS submitted a motion to challenge the federal judge’s decision to assign the Glacier Investigation to himself, and to request that it be admitted as a party in order to present evidence supporting MAS. On September 14, 2017, the Federal Court of Appeals ordered the federal judge to consolidate the two investigations and clarified that MAS is not a party to the case and therefore does not have standing to seek the recusal of the federal judge, but nonetheless recognized MAS’ right to continue to participate in the case (without clarifying the scope of those rights).
On November 27, 2017, the federal judge indicted four former federal officials, alleging abuse of authority in

BARRICK YEAR-END 2023	164	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
connection with their actions and omissions related to the enforcement of Argentina’s glacier legislation. The Court of Appeals confirmed the indictments and on August 6, 2018, the case was assigned to a federal trial judge.
In total, six former federal officials were indicted under the Federal Investigation and the Glacier Investigation and will face trial. In 2019, one of the former federal officials, who was indicted on separate charges under both investigations, passed away and charges against him were dropped.
Due to the Argentine response to Covid-19 and a procedural challenge by one of the former federal officials, the oral arguments originally scheduled for April and May 2020 in this matter have been postponed and have not yet been rescheduled.

Veladero – Tax Assessment and Criminal Charges
On December 26, 2017, MAS received notice of a tax assessment (the “Tax Assessment”) for 2010 and 2011, amounting to ARS 543 million (approximately $680,000 at the prevailing exchange rate at December 31, 2023), plus interest and fines, for a maximum estimated exposure of approximately $5.5 million. The Tax Assessment primarily claims that certain deductions made by MAS were not properly characterized, including that (i) the interest and foreign exchange on loans borrowed between 2002 and 2006 to fund Veladero’s construction should have been classified as equity contributions, and (ii) fees paid for intercompany services were not for services related to the operation of the Veladero mine.
On June 21, 2018, the Argentinean Federal Tax Authority (“AFIP”) confirmed the Tax Assessment, which MAS appealed to the Federal Tax Court on July 31, 2018. A hearing for the appeal has not yet been scheduled.
The Company filed Mutual Agreement Procedure applications in Canada on December 21, 2018, and in Argentina on March 29, 2019, pursuant to the Canada-Argentina Income Tax Convention Act (the “Canada-Argentina Tax Treaty”) to escalate resolution of the Tax Assessment to the competent authority (as defined in the Canada-Argentina Tax Treaty) in an effort to seek efficient resolution of the matter.
In November 2018, MAS received notice that AFIP filed criminal charges against current and former employees serving on its board of directors when the 2010 and 2011 tax returns were filed (the “Criminal Tax Case”).
Hearings for the Criminal Tax Case were held between March 25 and March 27, 2019. The defendants filed a motion to dismiss based on the statute of limitations, which was granted in part and appealed by the prosecution.
On June 2, 2021, the trial court issued a decision dismissing the Criminal Tax Case against the directors. AFIP appealed and on September 24, 2021, the Mendoza Federal Court of Appeals partially reversed the trial court’s decision, ruling that there was insufficient evidence to either indict the directors or dismiss the case against them, and ordering additional investigation by the trial court. The Criminal Tax Case was remanded to the trial court in accordance with the decision of the Mendoza Federal Court of Appeals, and the trial court has ordered additional evidence to be prepared by the court-appointed expert.
On February 4, 2022, the Argentine Minister of Economy, the competent authority in this matter, issued a decision denying the application of the Canada-Argentina
Tax Treaty to the Tax Assessment. MAS appealed this decision on February 18, 2022.
Separately, on April 12, 2022, the trial court issued a ruling dismissing the criminal charges against the MAS directors in the Criminal Tax Case. AFIP appealed this ruling to the Court of Appeals. On November 7, 2022, the Court of Appeals affirmed the dismissal of the charges. AFIP challenged this decision before the Court of Cassation, Argentina’s highest federal criminal court below the National Supreme Court, which granted leave to appeal on December 29, 2022. The Court of Cassation’s decision, which remains pending, will be rendered on the basis of the parties’ written submissions.
The Company believes that the Tax Assessment and the Criminal Tax Case are without merit and intends to defend the proceedings vigorously.

Perilla Complaint
In 2009, Barrick Gold Inc. and Placer Dome Inc. were purportedly served in Ontario with a complaint filed in November 2008 in the Regional Trial Court of Boac (the “Court”), on the Philippine island of Marinduque, on behalf of two named individuals and purportedly on behalf of the approximately 200,000 residents of Marinduque. The complaint alleges injury to the economy and the ecology of Marinduque as a result of the discharge of mine tailings from the Marcopper mine into Calancan Bay, the Boac River, and the Mogpog River. Placer Dome Inc., which was acquired by the Company in 2006, had been a minority indirect shareholder of the Marcopper mine. The plaintiffs are claiming for abatement of a public nuisance allegedly caused by the tailings discharge and for nominal damages for an alleged violation of their constitutional right to a balanced and healthful ecology. In June 2010, Barrick Gold Inc. and Placer Dome Inc. filed a motion to have the Court resolve their unresolved motions to dismiss before considering the plaintiffs' motion to admit an amended complaint and also filed an opposition to the plaintiffs' motion to admit on the same basis. By Order dated November 9, 2011, the Court granted a motion to suspend the proceedings filed by the plaintiffs. To date, neither the plaintiffs nor the Company have advised the Court of an intention to resume the proceedings and the matter has been inactive since November 2011. If this matter is reactivated, the Company intends to defend the action vigorously. No amounts have been recorded for any potential liability arising from this matter, as the Company cannot reasonably predict the outcome.

Writ of Kalikasan
In April 2010, the Supreme Court in the Republic of the Philippines adopted new Rules of Procedure for Environmental Cases (the “Environmental Rules”). The Environmental Rules purport to create a new special civil action or remedy called a “Writ of Kalikasan” available to persons whose constitutional right to a balanced and healthful ecology is violated, or threatened with violation. The remedies available under this procedure are in the nature of injunctive orders preventing continued harm to the environment and orders for rehabilitation or remediation of the environment. Damages are not an available remedy under this procedure.

BARRICK YEAR-END 2023	165	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
On February 25, 2011, a Petition for the Issuance of a Writ of Kalikasan with Prayer for Temporary Environmental Protection Order was filed in the Supreme Court of the Republic of the Philippines by Eliza M. Hernandez, Mamerto M. Lanete and Godofredo L. Manoy against Placer Dome Inc. (“Placer Dome”) and the Company (the “Petition”). The Petition was subsequently transferred to the Court of Appeals.
The Petition alleges that Placer Dome violated the Petitioners' constitutional right to a balanced and healthful ecology as a result of, amongst other things, the discharge of tailings into Calancan Bay, the 1993 Maguila-Guila dam breach, the 1996 Boac river tailings spill and the failure of Marcopper Mining Corporation (“Marcopper”) to properly decommission the Marcopper mine. Placer Dome was a minority indirect shareholder of Marcopper at all relevant times. The Petitioners have pleaded that Barrick is liable for the alleged actions and omissions of Placer Dome and are seeking orders requiring Barrick to environmentally remediate the areas in and around the mine site that are alleged to have sustained environmental impacts.
On April 4, 2011, the Company filed its Return Ad Cautelam (or defence pleading) seeking the dismissal of the Petition with prejudice. Barrick also filed extensive affidavit evidence as required by the Environmental Rules. Placer Dome adopted the Company’s defence as its own.
All appearances by the Company and Placer Dome in the Supreme Court and the Court of Appeals in this matter have been by way of special and limited appearance, without submitting to the jurisdiction of either Court.
The Company filed a motion in March 2011 challenging the constitutionality of the Environmental Rules and the jurisdiction of the Court. On October 18, 2019, the Court of Appeals decided the motion and rejected the Company’s constitutional objections. The Court also held that it has jurisdiction based on a “tentative” determination that the Company was doing business in the Philippines made exclusively on the basis of unproved allegations made by the Petitioners in the Petition. This “tentative” determination expressly does not foreclose the possibility of a contrary finding on the basis of evidence at a later date.
In November 2011, the case was suspended to permit the parties to explore the possibility of a settlement. Settlement discussions ended unsuccessfully in early 2014, but the proceedings were not re-activated until March 2019 when the Court of Appeals lifted the order suspending the proceedings.
In December 2019, depositions of all of the Company’s witnesses were conducted. Petitioners’ counsel did not appear at these depositions or conduct any cross-examination of the Company’s witnesses. These transcripts now form part of the evidence in the Court record for the merits hearing and the Petitioners have foregone the opportunity to cross-examine the Company’s witnesses.
Since the Fall of 2019, the Petitioners have taken numerous steps to attempt to file additional evidence and to seek to expand the case beyond the scope of the matters pleaded in the Petition, including to alleged maintenance and structural integrity issues supposedly associated with Marcopper mine infrastructure.
On October 27, 2020, the Province of Marinduque (the “Province”) filed a Motion for Leave to Intervene and a
Petition-in-Intervention (the “Intervention Motion”). On January 21, 2021, the Court of Appeals granted the Province’s Intervention Motion and admitted the Province’s Petition-in-Intervention. In the Petition-in-Intervention, the Province seeks to expand the scope of relief sought within the Writ of Kalikasan proceeding to include claims seeking rehabilitation and remediation of alleged maintenance and structural integrity issues supposedly associated with Marcopper mine infrastructure. On June 24, 2021, the Company filed an urgent motion asking the Court of Appeals to clarify whether its granting leave to the Province to intervene in the Petition expands the scope of issues being litigated in the proceeding. This motion is pending and has not yet been decided by the Court.
On June 25, 2021, the Company filed a Return Ad Cautelam in response to the Province’s Petition-in-Intervention.
On November 2, 2021, the Company filed a Motion to Strike and Reply in respect of the Province’s Petition-in-Intervention. In the Motion to Strike and Reply, the Company seeks to strike those portions of the Petition-in-Intervention that seek to expand the issues or seek novel and additional relief for alleged wrongdoing that is not pleaded in the Petitioners’ Writ of Kalikasan proceeding. This motion is pending and has not yet been decided by the Court.
On February 17, 2021, the Province filed a Motion to Implead asking the Court of Appeals to add Marcopper as a respondent. On June 14, 2021, the Court of Appeals denied the Province’s Motion to add Marcopper as a respondent. On July 2, 2021, the Province of Marinduque filed a Motion for Reconsideration of the June 14, 2021 decision. This motion is pending and has not yet been decided by the Court.
On December 2, 2020, the trial commenced. It subsequently resumed on January 27, 2021 and again on July 6, 2021. The Petitioners called a total of three witnesses over the three trial dates, in addition to two of the named Petitioners (whose affidavits were accepted into evidence on agreement without the requirement to attend in person).
On July 26, 2021, the Petitioners filed their Formal Offer of Evidence, which formally concludes the Petitioners’ evidence portion of the trial. On October 27, 2021, the Company filed its Comments and Opposition to the Petitioners’ Formal Offer of Evidence dated July 26, 2021. The Court has not yet resolved the outstanding issues concerning the Petitioners’ Formal Offer of Evidence.
No further trial dates have been set for the Company’s evidence portion of the trial.
On June 30, 2022 the Company filed a Motion with the Court seeking court-ordered mediation between the Company and the Province. On October 26, 2022 the Court granted the Motion.
This proceeding was suspended in October 2022 to allow for court-annexed mediation to continue. Successive extensions of the suspension were granted at the request of the parties. On January 15, 2024, the Court issued a Resolution granting a “final” extension of the suspension to November 13, 2023, which extension had expired by the time the Court issued its Resolution. The Court also scheduled a hearing date of February 13, 2024 for the parties to provide an update concerning the status of the court-annexed mediation, as well as for the parties to

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OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
present their arguments regarding the pending motion filed by the Company on June 24, 2021 as described above. The parties jointly requested that the suspension nevertheless be extended for six months. During the February 13, 2024 hearing, the Court indicated that it would consider the parties’ joint request. The Court set the next hearing date for August 13, 2024, and confirmed that it would not decide the pending motion at this time.
No amounts have been recorded for any potential liability arising from this matter, as the Company cannot reasonably predict the outcome. The Company intends to continue to defend the action vigorously.

Porgera Special Mining Lease
On April 25, 2020, the Porgera gold mine was put on care and maintenance, after Barrick Niugini Limited (“BNL”), the 95% owner and operator of the Porgera joint venture, received a communication from the Government of Papua New Guinea that its application for a 20-year extension of Porgera’s Special Mining Lease (“SML”) had been refused. While the Company believed the Government’s decision not to extend the SML was tantamount to nationalization without due process and in violation of the Government’s legal obligations to BNL, it nevertheless engaged in discussions with Prime Minister Marape and his Government to agree on a revised arrangement under which the Porgera mine could be reopened, for the benefit of all stakeholders involved.
On April 9, 2021, BNL signed a binding Framework Agreement with the Independent State of Papua New Guinea (“PNG”) and Kumul Minerals Holdings Limited (“Kumul Minerals”), a state-owned mining company, setting out the terms and conditions for the reopening of the Porgera mine. On February 3, 2022, the Framework Agreement was replaced by the more detailed Porgera Project Commencement Agreement (the “Commencement Agreement”). The Commencement Agreement was signed by PNG, Kumul Minerals, BNL and its affiliate Porgera (Jersey) Limited on October 15, 2021, and it became effective on February 3, 2022, following signature by Mineral Resources Enga Limited (“MRE”), the holder of the remaining 5% of the original Porgera joint venture. The Commencement Agreement reflects the commercial terms previously agreed to under the Framework Agreement, namely that PNG stakeholders receive a 51% equity stake in the Porgera mine, with the remaining 49% held by BNL or an affiliate. BNL is jointly owned on a 50/50 basis by Barrick and Zijin Mining Group. The Commencement Agreement also provides that PNG stakeholders and BNL and its affiliates share the economic benefits derived from the reopened Porgera mine on a 53% and 47% basis over the remaining life of mine, respectively, and that the Government of PNG retains the option to acquire BNL’s or its affiliate’s 49% equity participation at fair market value after 10 years. Under the terms of the Commencement Agreement, BNL remained in possession of the site and maintained the mine on care and maintenance while the parties worked to satisfy the conditions required for the reopening of the Porgera mine as summarized below.
On April 21, 2022, the PNG National Parliament passed legislation to provide, among other things, certain agreed tax exemptions and tax stability for the new Porgera joint venture. This legislation was certified on May 30, 2022.
Six out of the seven pieces of legislation took effect as of April 11 and 14, 2023, respectively, when they were published in the National Gazette, as required under PNG Law. The remaining act awaits publication to take effect.
On September 13, 2022, the Shareholders’ Agreement for the new Porgera joint venture company was executed by Porgera (Jersey) Limited, the state-owned Kumul Minerals (Porgera) Limited and MRE. New Porgera Limited, the new Porgera joint venture company, was incorporated on September 22, 2022, and subsequently became a party to the Commencement Agreement and the Shareholders’ Agreement on October 13, 2023.
Under standstill arrangements contemplated by the Commencement Agreement, all legal and arbitral proceedings previously initiated by the parties in relation to the Porgera dispute were suspended. These proceedings included Judicial Review actions filed by BNL against the Government of Papua New Guinea in April and September 2020, and international arbitration initiated by Barrick (PD) Australia Pty Limited, the Company’s subsidiary and an investor in the Porgera mine, before the World Bank’s ICSID in September 2020.
New Porgera Limited lodged an application with the Mineral Resources Authority for a new SML on June 13, 2023, in accordance with the Commencement Agreement. On October 13, 2023, the new SML, Special Mining Lease 13, was granted by the Independent State of PNG to New Porgera Limited, following the execution of the Mining Development Contract between the Independent State of PNG and New Porgera Limited. The granting of the new SML to New Porgera Limited reduced Barrick’s ownership interest in the Porgera mine from 47.5% to 24.5%. Also on October 13, 2023, the Independent State of PNG and New Porgera Limited executed the Fiscal Stability Agreement for the Porgera mine and New Porgera Limited and BNL executed the Project Operatorship Agreement, pursuant to which BNL was appointed as operator of the Porgera mine.
Following the granting of the new SML, New Porgera Limited commenced negotiations with the Porgera mine property’s landowners on the terms of the land compensation agreements applicable to the new SML. The majority of landowners agreed to allow the Porgera mine to reopen on the compensation terms that applied under the original Porgera joint venture, and to defer substantive negotiation on new compensation terms until after the mine reopens. The PNG National Parliament passed legislation on November 29, 2023 to enable the mine to reopen on this basis, and New Porgera Limited will make true-up payments to landowners for any increase in compensation under the new agreements from the date the new SML was granted.
The Commencement Agreement became unconditional on December 8, 2023, and formal completion of the Commencement Agreement was achieved on December 22, 2023. Work started on the recommissioning of the Porgera mine on that date and mining and processing are expected to restart at Porgera in the first quarter of 2024. BNL is taking steps to withdraw the legal proceedings that it initiated in relation to the Porgera dispute in accordance with the Commencement Agreement, and the international arbitration proceedings were formally terminated on January 25, 2024. The other parties to the Commencement Agreement including the State of PNG have a similar obligation to withdraw such proceedings.

BARRICK YEAR-END 2023	167	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Porgera Tax Audits
In April 2020, BNL received a position paper from the Internal Revenue Commission ("IRC") in Papua New Guinea asserting various proposed adjustments and other tax liabilities amounting to $123 million (not including penalties, based on the kina foreign exchange rate as at December 31, 2023) arising from tax audits of BNL conducted for 2006 through 2015. BNL responded to the position paper on June 30, 2020. On October 2, 2020, BNL received amended assessments from the IRC which increased the amount of proposed adjustments and other taxes to $457 million (including penalties, based on the kina foreign exchange rate as at December 31, 2023). BNL filed objections to the amended assessments on November 30, 2020 in accordance with the Papua New Guinea Income Tax Act. The Company also filed applications to resolve certain elements of the amended tax assessments pursuant to the Canada-Papua New Guinea Income Tax Convention Act. These applications were subsequently withdrawn.
On June 20, 2023, the IRC, the Commissioner General, Barrick and BNL entered into a settlement agreement to resolve the tax dispute, satisfying one of the conditions to the reopening of the Porgera mine as provided under the Commencement Agreement (see “Porgera Special Mining Lease” above). The majority of the settlement amount was paid prior to year-end 2023 with a final payment due in 2024.

North Mara – Ontario Litigation
On November 23, 2022, an action was commenced against the Company in the Ontario Superior Court of Justice in respect of alleged security-related incidents in the vicinity of the North Mara Mine in Tanzania. The named plaintiffs purport to have been injured, or to be the dependents of individuals who were allegedly killed, by members of the Tanzanian Police Force. The Statement of Claim asserts that Barrick Gold Corporation is legally responsible for the actions of the Tanzanian Police Force, and that the Company is liable for an unspecified amount of damages. The Company believes that the allegations are without merit, including because the Tanzanian Police Force is a sovereign police force that operates under its own chain of command.
In May 2023, Barrick filed a motion to dismiss or permanently stay the Ontario action on the grounds that the Ontario Superior Court of Justice lacks jurisdiction and that Tanzania is a more appropriate forum in which to litigate this matter. The hearing of the motion has been scheduled for October 2024.
No amounts have been recorded for any potential liability arising from this matter, as the Company cannot reasonably predict the outcome. If the action proceeds, the Company intends to defend it vigorously.

Loulo-Gounkoto Tax Dispute – VAT Credit Offsets
At the end of November 2023, Société des Mines de Loulo SA (“Loulo”) and Société des Mines de Gounkoto (“Gounkoto”), which own and operate the Loulo-Gounkoto complex, received tax collection notices equivalent to approximately $417 million (including penalties and interest, and based on the CFA foreign exchange rate as at December 31, 2023). The amounts set forth in these notices relate to previously certified VAT credit balances used to offset against corporate income tax, mining royalties and other taxes, which have now been retroactively disallowed by the Malian tax authority, resulting in additional amounts allegedly owed by Loulo and Gounkoto for accounting periods ranging from March 2017 to November 2023.
The Company has reviewed the tax collection notices and concluded that they are without merit, as tax payments were validly made by Loulo and Gounkoto during the relevant periods by offsetting VAT credits certified by the tax authority in accordance with Malian law, established custom and, in the case of the Loulo mine, as expressly provided in the Loulo mining convention.
The Company is engaged in discussions with the Malian tax authority with respect to this matter. In early December 2023, a 6-month stay of enforcement of the tax collection notices was granted by the tax authority in exchange for the payment of approximately $17 million (based on the CFA foreign exchange rate as at December 31, 2023). As agreed with the Malian tax authority, this payment will be refunded to the Company if the tax collection notices are abandoned by the tax authority or rejected by the Malian Tax Court. Alternatively, the payment will be applied toward the total amount allegedly owed by Loulo and Gounkoto if the tax collection notices are upheld.
The Company will vigorously defend its position that the tax collection notices are unfounded, and no amounts have been recorded for any potential liability arising from these claims as the Company cannot reasonably predict the outcome.

Loulo-Gounkoto Mining Convention Negotiations
Each of Loulo and Gounkoto have separate legally binding establishment conventions with the State of Mali, which guarantee the stability of the regime set out therein, govern applicable taxes and allow for international arbitration in the event of disputes.
During the second quarter of 2020, an agreement was reached whereby the Government of Mali undertook to extend for a 15-year period the convention governing the Loulo mine at its expiration in April 2023 in exchange for the waiver of a withholding tax exemption and agreement to pay a priority dividend to the State. The Malian Government has not taken any steps to implement the agreed extension of the Loulo mining convention and in December 2023, the Government alleged that the Loulo mining convention expired in April 2023. The Company is continuing to engage with the Government of Mali to resolve this matter in a manner that protects the rights of Loulo and Gounkoto under their existing establishment conventions while also achieving the stated objectives of the Transitional Government to provide for the equitable sharing of economic benefits from the mining industry. These discussions are ongoing and include engagement with a committee established by the Transitional Government to renegotiate mining conventions.
No amounts have been recorded for any potential liability under this matter, as the Company cannot reasonably predict the outcome.

Zaldívar Chilean Tax Assessment
On August 28, 2019, Barrick's Chilean subsidiary that holds the Company's interest in the Zaldívar mine, Compañía Minera Zaldívar Limitada ("CMZ"), received

BARRICK YEAR-END 2023	168	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
notice of a tax assessment from the Chilean Internal Revenue Service ("Chilean IRS") amounting to approximately $1 billion in outstanding taxes, including interest and penalties (the "2015 Tax Assessment"). The 2015 Tax Assessment primarily claims that CMZ improperly claimed a deduction relating to a loss on an intercompany transaction prior to recognizing and offsetting a capital gain on the sale of a 50% interest by CMZ in the Zaldívar mine to Antofagasta in 2015. CMZ filed an administrative appeal with the Chilean IRS on October 14, 2019. Following initial meetings with CMZ, the Chilean IRS agreed on certain aspects with CMZ’s position and reduced the Assessment to $678 million (including interest and penalties as at December 31, 2021) which was mainly referring to the deduction related to the intercompany transaction mentioned above. CMZ continued discussions with the Chilean IRS prior to the authority’s final decision.
On March 17, 2020, CMZ filed a claim against the Chilean IRS at the Tax Court of Coquimbo (the “Tax Court”) to nullify the 2015 Tax Assessment. The Chilean IRS filed their response to CMZ’s claim on April 13, 2020.
In April 2020, the Chilean IRS initiated an audit of CMZ for 2016 relating to the same claims included in the 2015 Tax Assessment. This audit resulted in a new tax assessment against CMZ (the “2016 Tax Assessment”). On September 9, 2020, CMZ filed a claim at the Tax Court to nullify the 2016 Tax Assessment and the Chilean IRS filed its response on October 7, 2020.
On September 29, 2020, the Tax Court approved CMZ's request to consolidate its challenges to the 2015 and 2016 Tax Assessments (collectively, the “Zaldívar Tax Assessments”) in a single proceeding.
On December 30, 2022, the Tax Court issued its decision, dismissing CMZ’s claims and upholding the Zaldívar Tax Assessments as issued by the Chilean IRS. Accordingly, as of December 31, 2023, CMZ’s exposure, including applicable interest and penalties, amounts to approximately $899 million. On January 20, 2023, CMZ filed an appeal against the Tax Court’s decision, which will be heard by the Court of Appeals of La Serena. A hearing date for the appeal is still pending. The Company continues to engage with the Chilean IRS to resolve this matter.
The Company continues to believe that the Zaldívar Tax Assessments are without merit and intends to continue to vigorously defend its position.
No amounts have been recorded for any potential liability arising from the Zaldívar Tax Assessments as the Company cannot reasonably predict the outcome.

Kibali Customs Dispute
At the end of January and in early February 2022, Kibali Goldmines SA, which owns and operates the Kibali gold mine in the Democratic Republic of Congo, received fifteen claims from the Direction Générale des Douanes et Accises (“Customs Authority”) concerning customs duties. The Customs Authority claimed that incorrect import duty tariffs had been applied to the importation of certain consumables and equipment for the Kibali gold mine. In addition, they claimed that the exemption available to Kibali Goldmines SA, which was granted in relation to the original mining lease, no longer applied. Finally, the Customs Authority claimed that a service fee paid on the exportation of gold was paid to the wrong government body. The claims, including substantial penalties and interest, totaled $339 million.
The Company has examined the Customs Authority claims and, except for certain immaterial items for which a provision has already been made, concluded that they were without merit, as they sought to challenge established customs practices which have been accepted by the Customs Authority for many years and, where relevant, were in line with ministerial instruction letters.
The Company engaged in discussions with the Customs Authority and Ministry of Finance to resolve the customs claims. As a result of these discussions, all of the customs claims have now been resolved with the exception of one immaterial claim for which a provision has already been made.

Zaldívar Water Claims
On March 30, 2022, the State Defense Council ("CDE"), an entity that represents the interests of the Chilean state, filed a lawsuit in the Environmental Court of Antofagasta against Compañía Minera Zaldívar SpA (“CMZ SpA”), the joint venture company that operates the Zaldívar mine, and two other companies with mining operations that utilize water from a shared aquifer (Minera Escondida Ltda. and Albermarle Ltda.). The CDE claims that the extraction of groundwater by these companies since 2005 has caused environmental damage to the surrounding area. The CDE’s lawsuit seeks to require the companies to conduct a series of studies and undertake certain actions to protect and repair the alleged environmental damage in the area, and also to cease extracting water from the aquifer.
CMZ SpA presented its defense on June 15, 2022. On July 26, 2022, the Court issued an order governing the evidentiary stage of the trial. Following an agreed suspension from July through November 2022, the proceeding resumed. On January 30, 2023, a conciliation hearing was held to address a potential settlement proposal by Albermarle Ltda. As of that hearing date, the proceedings were stayed for a further 60-day period to allow settlement discussions to continue among the parties.
On April 6, 2023, the Environmental Court of Antofagasta agreed to stay the proceedings through May 6, 2023 to allow for further settlement discussions. The stay expired without a settlement agreement being reached. The Court held an evidentiary hearing during the week of July 24, 2023, and a site inspection took place on August 16 and 17, 2023. Discussions regarding a potential settlement are nevertheless still ongoing. The parties have jointly requested a further site inspection for March 2024, and the Court has ordered certain additional evidentiary measures. If the request for the site inspection is denied, the Court is expected to issue a decision on the basis of the existing record.
The Company intends to continue to vigorously defend its position. No amounts have been recorded for any potential liability under this matter, as the Company cannot reasonably predict the outcome.

BARRICK YEAR-END 2023	169	NOTES TO FINANCIAL STATEMENTS